Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

OMNICOM GROUP INC.

EXT SUBSIDIARY INC.

and

THE INTERPUBLIC GROUP OF COMPANIES, INC.

Dated as of December 8, 2024

1

2

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of Bylaws of the Surviving Corporation
Exhibit C	Form of Omnicom Tax Representation Letter
Exhibit D	Form of IPG Tax Representation Letter

Schedule 1.6(b)

3

TERMS DEFINED OUTSIDE OF SECTION 8.3

Defined Term	Section
Agreement	Preamble
Assumed Option	Section 2.5(a)
Assumed RSA	Section 2.5(c)
Capitalization Date	Section 3.2(a)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
COBRA	Section 3.11(e)
Code	Recitals
Common Stock Merger Consideration	Section 2.1(b)
Competing Proposal	Section 5.4(g)(i)
Competing Proposal Notice	Section 5.4(b)
Confidentiality Agreement	Section 5.5(a)
Continuing Employee	Section 5.14(a)
D&O Insurance	Section 5.9(c)
DGCL	Recitals
Effective Time	Section 1.3
Exchange Agent	Section 2.4(a)
Exchange Fund	Section 2.4(a)
Exchange Ratio	Section 2.1(b)
Excluded Benefits	Section 5.14(a)
Extended Outside Date	Section 7.1(b)(ii)
FCPA	Section 3.19(a)
Final Purchase Period	Section 2.5(e)
Form S-4	Section 3.7
Fractional Shares Cash Amount	Section 2.3
Indemnitee	Section 5.9(a)
Indemnitees	Section 5.9(a)
Initial Outside Date	Section 7.1(b)(ii)
Intended Tax Treatment	Recitals
Intervening Event	Section 5.4(g)(ii)
IPG	Preamble
IPG 401(k) Plan	Section 5.14(d)
IPG Adverse Recommendation Change	Section 5.3(b)(iii)
IPG Benefit Plan	Section 3.11(a)
IPG Board	Recitals
IPG Board Recommendation	Section 3.3(b)
IPG Book-Entry Shares	Section 2.1(c)
IPG Business Personnel	Section 3.12(a)
IPG Bylaws	Section 3.1(a)
IPG Cash Awards	Section 2.5(d)
IPG CEO	Section 1.6(a)
IPG Certificate	Section 2.1(c)
IPG Charter	Section 3.1(a)
IPG Common Stock	Recitals
IPG Data Processors	Section 3.18
IPG Designees	Section 1.6
IPG ESPP	Section 3.2(a)
IPG IT Assets	Section 3.17(e)

4

Defined Term	Section
IPG Leased Real Property	Section 3.14(b)
IPG Material Contracts	Section 3.16(a)
IPG Non-U.S. Plan	Section 3.11(i)
IPG Owned Real Property	Section 3.14(a)
IPG Pension Plan	Section 3.11(d)
IPG Performance Cash Award	Section 2.5(d)
IPG Preferred Stock	Section 3.2(a)
IPG Privacy Requirements	Section 3.18
IPG Proprietary Software	Section 3.17(d)
IPG PSU	Section 2.5(b)
IPG Real Property	Section 3.14(c)
IPG Real Property Leases	Section 3.14(b)
IPG Restricted Cash Award	Section 2.5(d)
IPG RSA	Section 2.5(c)
IPG RSU	Section 2.5(b)
IPG SEC Documents	Section 3.5(a)
IPG SEC Financial Statements	Section 3.5(c)
IPG Stock Option	Section 2.5(a)
IPG Stockholder Approval	Section 3.3(c)
IPG Stockholders Meeting	Section 5.3(b)(i)
IPG Termination Fee	Section 7.3(b)
Labor Consultations	Section 5.14(e)
Merger	Recitals
Merger Consideration	Section 2.1(b)
Multiemployer Plan	Section 3.11(d)
Negotiation Period	Section 5.4(b)
NYSE Listing Application	Section 5.10
OFAC	Section 3.19(d)
Omnicom	Preamble
Omnicom 401(k) Plan	Section 5.14(d)
Omnicom Adverse Recommendation Change	Section 5.3(c)(iii)
Omnicom Benefit Plan	Section 4.11(a)
Omnicom Board	Recitals
Omnicom Board Recommendation	Section 4.3(b)
Omnicom Business Personnel	Section 4.12(a)
Omnicom Bylaws	Section 4.1(a)
Omnicom Charter	Section 4.1(a)
Omnicom Common Stock	Section 2.1(b)
Omnicom Common Stock Issuance	Section 4.3(b)
Omnicom Data Processors	Section 4.18
Omnicom Deferred Shares	Section 4.2(a)
Omnicom IT Assets	Section 4.17(e)
Omnicom Leased Real Property	Section 4.14(b)
Omnicom Material Contracts	Section 4.16(a)
Omnicom Merger Sub	Preamble
Omnicom Merger Sub Common Stock	Section 2.1(d)
Omnicom Non-U.S. Plan	Section 4.11(i)
Omnicom Owned Real Property	Section 4.14(a)
Omnicom Pension Plan	Section 4.11(d)
Omnicom Preferred Stock	Section 4.2(a)
Omnicom Proprietary Software	Section 4.17(d)

5

Defined Term	Section
Omnicom Privacy Requirements	Section 4.18
Omnicom PSUs	Section 4.2(a)
Omnicom Real Property	Section 4.14(c)
Omnicom Real Property Leases	Section 4.14(b)
Omnicom RSUs	Section 4.2(a)
Omnicom SEC Documents	Section 4.5(a)
Omnicom SEC Financial Statements	Section 4.5(c)
Omnicom Stock Options	Section 4.2(a)
Omnicom Stockholder Approval	Section 4.3(c)
Omnicom Stockholders Meeting	Section 5.3(c)(i)
Omnicom Termination Fee	Section 7.3(d)
Outside Date	Section 7.1(b)(ii)
Permits	Section 3.10
Permitted Dividend	Section 5.17
Post-Closing Plans	Section 5.14(b)
Sanctions	Section 3.19(f)
Sanctioned Country	Section 3.19(d)
Sanctioned Person	Section 3.19(d)
Sarbanes-Oxley Act	Section 3.5(b)
Security Incident	Section 3.18
Short-Term Incentives	Section 5.14(h)
Superior Proposal	Section 5.4(g)(iii)
Surviving Corporation	Section 1.1(a)
Trade Control Laws	Section 3.19(f)
Transactions	Recitals
Union	Section 3.12(a)
Withholding Agent	Section 2.6

6

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of December 8, 2024, by and among Omnicom Group Inc., a New York corporation (“Omnicom”), EXT Subsidiary Inc., a Delaware corporation and a direct wholly owned subsidiary of Omnicom (“Omnicom Merger Sub”), and The Interpublic Group of Companies, Inc., a Delaware corporation (“IPG”).

RECITALS

WHEREAS, IPG, Omnicom and Omnicom Merger Sub desire to effect the merger of Omnicom Merger Sub with and into IPG, with IPG continuing as the surviving corporation and a direct wholly owned subsidiary of Omnicom (the “Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), pursuant to which, except as otherwise provided in Article 2, each share of common stock, par value $0.10 per share, of IPG (the “IPG Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration;

WHEREAS, the Boards of Directors of IPG, Omnicom and Omnicom Merger Sub have each approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby (the “Transactions”) and determined that it is advisable and in the best interests of their respective companies and stockholders to consummate the Merger and the other Transactions on the terms and conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Omnicom (the “Omnicom Board”) has, subject to Section 5.4, unanimously resolved to recommend the approval of the Omnicom Common Stock Issuance by the Omnicom stockholders, and following the execution and delivery of this Agreement, Omnicom shall adopt and approve this Agreement and the Transactions as the sole stockholder of Omnicom Merger Sub;

WHEREAS, the Board of Directors of IPG (the “IPG Board”) has, subject to Section 5.4, unanimously resolved to recommend the adoption of this Agreement by the IPG stockholders;

WHEREAS, for U.S. federal income Tax purposes, the parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Intended Tax Treatment”); and

WHEREAS, Omnicom, Omnicom Merger Sub and IPG desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) At the Effective Time, Omnicom Merger Sub shall be merged with and into IPG in accordance with the DGCL, and upon the terms and conditions set forth in this Agreement, whereupon the separate existence of Omnicom Merger Sub shall cease and IPG shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a direct wholly owned subsidiary of Omnicom. References herein to “IPG” with respect to the period from and after the Effective Time shall be deemed to be references to the “Surviving Corporation”.

(b) The Merger shall have the effects specified in the DGCL. From and after the Effective Time, the Surviving Corporation shall possess all the property, rights, powers, privileges, immunities and franchises and be subject to all of the obligations, liabilities and duties of IPG and Omnicom Merger Sub, all as provided under the DGCL.

1.2 Closing. The closing of the Merger (the “Closing”) shall take place remotely by electronic exchange of executed documents, commencing at 9:00 a.m., New York City time, as soon as practicable (and, in any event, within two (2) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all applicable conditions set forth in Article 6 (except for any conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction of such conditions or, to the extent permitted hereunder, waiver by the party entitled to waive such conditions at the Closing) or at such other time and place as Omnicom and IPG shall agree in writing. The date and time at which the Closing occurs is referred to herein as the “Closing Date”.

1.3 Effective Time. On the Closing Date, IPG and Omnicom Merger Sub shall cause a certificate of merger in a form and substance reasonably acceptable to Omnicom and IPG (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective concurrently upon the due filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as Omnicom and IPG shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective hereinafter referred to as the “Effective Time”).

1.4 Charter and Bylaws of the Surviving Corporation. At the Effective Time, by virtue of the Merger and without any action by IPG, Omnicom, Omnicom Merger Sub or any other Person, the certificate of incorporation of IPG in effect immediately prior to the Effective Time shall be amended and restated in its entirety as set forth as Exhibit A, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. In addition, at the Effective Time, by virtue of the Merger and without any action by IPG, Omnicom, Omnicom Merger Sub or any other Person, the bylaws of IPG in effect immediately prior to the Effective Time shall be amended and restated in its entirety as set forth as Exhibit B, and as so amended and restated shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

1.5 Directors and Officers of the Surviving Corporation. At the Effective Time, the parties shall take all necessary action such that (a) the directors of Omnicom Merger Sub as of immediately prior to the Effective Time shall become the only directors of the Surviving Corporation and (b) the officers of IPG as of immediately prior to the Effective Time shall become the initial officers of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.6 Directors and Officers of Omnicom.

(a) Prior to, and conditioned upon the occurrence of, the Effective Time, Omnicom shall take all actions necessary in order to, effective upon the Effective Time, increase the size of the Board to add three (3) directors designated by IPG from among the directors serving on the IPG Board as of immediately prior to the Effective Time to serve in accordance with the certificate of incorporation and bylaws of Omnicom; provided, that one (1) of such three (3) directors designated by IPG shall be Philippe Krakowsky (“IPG CEO”) and the other two (2) of such three (3) directors designated by IPG shall be reasonably acceptable to Omnicom

(such directors designated by IPG, the “IPG Designees”). Following the Closing, Omnicom, through the Omnicom Board, subject to the fiduciary duties of the Omnicom Board, applicable Laws and the rules and regulations of the NYSE, shall take all necessary action to nominate the IPG Designees for election to the Omnicom Board in the proxy statement relating to the first annual meeting of the stockholders of Omnicom after the Closing Date.

(b) Effective upon the Effective Time Omnicom shall take all actions necessary to cause IPG CEO to be appointed to serve as co-president and co-chief operating officer of Omnicom and co-chair of management integration committee of Omnicom, and Omnicom shall use its reasonable best efforts to enter into an agreement with IPG CEO containing the terms set forth on Schedule 1.6(b).

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Omnicom, IPG, Omnicom Merger Sub or any holder of any of the following securities:

(a) Each share of IPG Common Stock held by IPG as treasury stock or held directly by Omnicom or Omnicom Merger Sub (or any direct or indirect wholly owned Subsidiaries of IPG, Omnicom or Omnicom Merger Sub), in each case, immediately prior to the Effective Time, shall automatically be cancelled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b) Subject to Section 2.1(a), Section 2.2, Section 2.3, and Section 2.4, each share of IPG Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter represent the right to receive that number of validly issued, fully paid and non-assessable shares of common stock, $0.15 par value per share, of Omnicom (“Omnicom Common Stock”), equal to the Exchange Ratio rounded down to the nearest whole share as contemplated by Section 2.3 (the “Common Stock Merger Consideration”) and the Fractional Shares Cash Amount to be paid in lieu of fractional shares pursuant to Section 2.3. The Common Stock Merger Consideration to be issued pursuant to this Section 2.1 and the Fractional Shares Cash Amount to be paid in lieu of fractional shares pursuant to Section 2.3 are referred to, as applicable, as the “Merger Consideration”. For purposes of this Agreement, the “Exchange Ratio” means 0.344.

(c) All of the outstanding shares of IPG Common Stock shall be converted into the right to receive the Merger Consideration pursuant to this Section 2.1 and all such shares of IPG Common Stock shall cease to be outstanding and shall cease to exist and, as of the Effective Time, each holder of a certificate representing any such shares of IPG Common Stock (an “IPG Certificate”) or shares of IPG Common Stock held in book-entry form (“IPG Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, in accordance with Section 2.1(b), the Merger Consideration in accordance with Section 2.4.

(d) Each share of common stock, par value $0.01, of Omnicom Merger Sub (the “Omnicom Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01, of the Surviving Corporation.

2.2 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Omnicom Common Stock or IPG Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the applicable Merger Consideration and the Exchange Ratio and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the holders of IPG Common Stock the same economic effect as contemplated by this Agreement prior to such event.

2.3 Fractional Shares. No fractional shares of Omnicom Common Stock shall be issued in the Merger, but in lieu thereof each holder of IPG Common Stock otherwise entitled to a fractional share of Omnicom Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.3, a cash payment (rounded to the nearest cent) in lieu of such fractional share of Omnicom Common Stock determined by multiplying (a) the volume-weighted average closing sales prices of the Omnicom Common Stock on the NYSE as reported by The Wall Street Journal for the consecutive five (5) full trading days ending on the day preceding the Closing Date and (b) the fraction of a share (after taking into account all shares of IPG Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Omnicom Common Stock which such holder would otherwise be entitled to receive pursuant to Section 2.1(b) (the “Fractional Shares Cash Amount”). IPG and Omnicom acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Omnicom Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Omnicom that would otherwise be caused by the issuance of fractional shares of Omnicom Common Stock.

2.4 Exchange of Certificates and Book-Entry Shares.

(a) Prior to the dissemination of the Joint Proxy Statement to the stockholders of Omnicom and IPG, Omnicom shall appoint a nationally recognized financial institution or trust company reasonably satisfactory to IPG to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration. At or prior to the Effective Time, Omnicom shall deposit, in trust for the benefit of the holders of IPG Common Stock, with the Exchange Agent for exchange in accordance with this Article 2, (i) a number of shares of Omnicom Common Stock equal to the total shares of Omnicom Common Stock issuable pursuant to Section 2.1 and (ii) cash in immediately available funds in an amount to pay the aggregate Fractional Shares Cash Amount payable in accordance with Section 2.3 (such number of shares of Omnicom Common Stock, together with the aggregate Fractional Shares Cash Amount, the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the whole shares of Omnicom Common Stock contemplated to be issued pursuant to Section 2.1 and the Fractional Shares Cash Amount out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) Certificates. As promptly as practicable after the Effective Time (but in no event later than three (3) Business Days after the Effective Time), Omnicom shall cause the Exchange Agent to mail to each holder of record of an IPG Certificate: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the IPG Certificates shall pass, only upon delivery of the IPG Certificates to the Exchange Agent, and shall otherwise be in such form and have such other provisions as Omnicom, IPG and the Exchange Agent may reasonably agree prior to the Effective Time and (B) instructions for effecting the surrender of the IPG Certificates (or affidavits of loss in lieu of the IPG Certificates as provided in Section 2.4(e)) in exchange for the Merger Consideration and the method of payment of such holder’s Fractional Shares Cash Amount. Upon surrender of an IPG Certificate (or affidavit of loss in lieu of the IPG Certificate as provided in Section 2.4(e)) to the Exchange Agent or to such other agent or agents as may be appointed by Omnicom and IPG, and upon delivery of a letter of transmittal, duly executed and in proper form, with all required enclosures and attachments, with respect to such IPG Certificates, the holder of such IPG Certificates shall be entitled to receive in exchange therefor the whole shares of Omnicom Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount for each share of IPG Common Stock formerly represented by such IPG Certificates, and any IPG Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered IPG Certificate is registered, it shall be a condition precedent of payment that the IPG Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the delivery of the Merger Consideration to a Person other than the registered holder of the IPG Certificate so surrendered and shall have established to the satisfaction of Omnicom that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of IPG Certificates. Until surrendered as contemplated hereby, each IPG Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration provided in this Agreement.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of IPG Book-Entry Shares shall be required to deliver an IPG Certificate or, in the case of holders of IPG Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Exchange Agent, to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1. In lieu thereof, each holder of record of one or more IPG Book-Entry Shares held through The Depository Trust Company whose shares of IPG Common Stock were converted into the right to receive the Merger Consideration shall automatically upon the Effective Time be entitled to receive, and Omnicom shall cause the Exchange Agent to pay and deliver to The Depository Trust Company or its nominee as promptly as practicable after the Effective Time, the whole shares of Omnicom Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount for each share of IPG Common Stock formerly represented by such IPG Book-Entry Shares, and such IPG Book-Entry Shares of such holder shall be cancelled. As promptly as practicable after the Effective Time (but in no event later than three (3) Business Days after the Effective Time), Omnicom shall cause the Exchange Agent to mail to each holder of record of IPG Book-Entry Shares not held through The Depository Trust Company: (A) a letter of transmittal, which shall be in such form and have such provisions as Omnicom, IPG and the Exchange Agent shall reasonably agree prior to the Effective Time; and (B) instructions for returning such letter of transmittal in exchange for the Merger Consideration. Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed and in proper form with all required enclosures and attachments, the holder of such IPG Book-Entry Shares shall be entitled to receive in exchange therefor the whole shares of Omnicom Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount for each share of IPG Common Stock formerly represented by such IPG Book-Entry Shares, and such IPG Book-Entry Shares so surrendered shall at the Effective Time be cancelled. Payment of the Merger Consideration with respect to IPG Book-Entry Shares shall only be made to the Person in whose name such IPG Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of IPG Book-Entry Shares. Until paid or surrendered as contemplated hereby, each IPG Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration provided in this Agreement.

(c) Transfer Books. At the Effective Time, the stock transfer books of IPG shall be closed and thereafter there shall be no further registration of transfers of shares of IPG Common Stock on the records of IPG. From and after the Effective Time, the holders of IPG Certificates and IPG Book-Entry Shares representing shares of IPG Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, IPG Certificates representing shares of IPG Common Stock are presented to Omnicom or the Surviving Corporation for any reason, they shall be cancelled and exchanged for the whole shares of Omnicom Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount as provided in this Agreement subject, in each case, to any applicable abandoned property, escheat or similar Laws.

(d) Termination of Fund; Abandoned Property. At any time following one (1) year after the Closing Date, Omnicom shall be entitled to require the Exchange Agent to deliver to it any shares of Omnicom Common Stock or cash remaining in the Exchange Fund made available to the Exchange Agent and not delivered to holders of IPG Certificates or IPG Book-Entry Shares and thereafter such holders shall be entitled to look only to Omnicom (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration payable upon due surrender of their IPG Certificates or IPG Book-Entry Shares and compliance with the procedures in Section 2.4. If, prior to six years after the Closing Date (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of IPG Certificates or IPG Book-Entry Shares has not complied with the procedures in Section 2.4 to receive the applicable Merger Consideration to which such holder would otherwise be entitled, the applicable Merger Consideration to which such holder would otherwise be entitled in respect of such IPG Certificates or IPG Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of Omnicom, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Omnicom, the Surviving Corporation or the Exchange Agent, or any Representative or affiliate thereof, shall be liable to any holder of an IPG Certificate or IPG Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any IPG Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed IPG Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1(b); provided, however, that Omnicom or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of the applicable Merger Consideration, require the owners of such lost, stolen or destroyed IPG Certificates to deliver a customary indemnity against any claim that may be made against Omnicom, the Surviving Corporation or the Exchange Agent with respect to IPG Certificates alleged to have been lost, stolen or destroyed.

(f) Distributions with Respect to Unexchanged IPG Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Omnicom Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered IPG Certificate or IPG Book-Entry Share with respect to any shares of Omnicom Common Stock represented thereby, and, if applicable, no portion of the Fractional Shares Cash Amount shall be paid to any such holder pursuant to Section 2.3, unless and until the holder of such IPG Certificate or IPG Book-Entry Share shall surrender such IPG Certificate or IPG Book-Entry Share in accordance with this Section 2.4. Subject to the effect of applicable abandoned property, escheat, Tax or other Laws, following surrender of any such IPG Certificate or IPG Book-Entry Share in accordance with this Section 2.4, there shall be paid by Omnicom to the holder of the certificates representing whole shares of Omnicom Common Stock issued in exchange therefor, without interest, (i) promptly, the portion of the Fractional Shares Cash Amount, if applicable, payable with respect to a fractional share of Omnicom Common Stock to which such holder is entitled pursuant to Section 2.3 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Omnicom Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Omnicom Common Stock.

2.5 Stock Options and Stock-Based Awards.

(a) Treatment of IPG Stock Options. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to acquire shares of IPG Common Stock granted by IPG (an “IPG Stock Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Omnicom and shall be converted into an option to acquire shares of Omnicom Common Stock in accordance with this Section 2.5(a). Each such IPG Stock Option as so assumed and converted (after such conversion, an “Assumed Option”) shall continue to have, and shall be subject to, the same terms and conditions as applied to the IPG Stock Option immediately prior to the Effective Time (which, for the avoidance of doubt, includes any double-trigger vesting protections, forfeiture and exercisability terms and terms relating to dividend or dividend equivalent rights included in the applicable IPG Stock Plan or award agreement) except that, as of the Effective Time, each such Assumed Option shall constitute an option to acquire that number of whole shares of Omnicom Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of IPG Common Stock subject to such IPG Stock Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, at an exercise price per share of Omnicom Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of IPG Common Stock of such IPG Stock Option by (y) the Exchange Ratio. Notwithstanding anything herein to the contrary, all IPG Stock Options held by non-employee members of the IPG Board shall be fully vested immediately prior to the Effective Time.

(b) Treatment of IPG RSUs and IPG PSUs. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each time-based restricted stock unit with respect to shares of IPG Common Stock granted by IPG (each, an “IPG RSU”) that is outstanding immediately prior to the Effective Time shall be assumed by Omnicom and shall be converted into a cash award equal to the fair market value of the corresponding number of shares of IPG Common Stock underlying such IPG RSU, based on the closing price of such shares on the last day on which shares of IPG Common Stock are traded on NYSE prior to the Closing. Each such IPG RSU as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to such IPG RSU immediately prior to the Effective Time (which, for the avoidance of doubt, includes any double-trigger vesting protections, forfeiture and exercisability terms and terms relating to dividend or dividend equivalent rights included in the applicable IPG Stock Plan or award agreement), except that such IPG RSU shall be settled in cash in lieu of shares of IPG Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each performance share award granted by IPG (each, an “IPG PSU”) that is outstanding immediately prior to the Effective Time shall be assumed by Omnicom and shall be converted into a cash award equal to the fair market value of the corresponding number of shares of IPG Common Stock underlying such IPG PSU (the number of shares of IPG Common Stock subject to an IPG PSU will be determined based on the target level of performance, or, if the performance period in respect of such IPG PSU ended on or prior to the Effective Time, the greater of actual and target level performance, as reasonably determined by the IPG Board or the appropriate committee thereof), based on the closing price of such shares on the last day on which shares of IPG Common Stock are traded on NYSE prior to the Closing. Each such IPG PSU as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to such IPG PSU immediately prior to the Effective Time (including any requirement for continued service with IPG or its affiliates, any double-trigger vesting protections, forfeiture terms and terms relating to dividend or dividend equivalent rights included in the applicable IPG Stock Plan or award agreement but excluding any performance-based vesting conditions), except that such IPG PSU shall be settled in cash in lieu of shares of IPG Common Stock. Notwithstanding anything herein to the contrary, all IPG RSUs held by non-employee members of the IPG Board shall be fully vested immediately prior to the Effective Time.

(c) Treatment of IPG RSAs. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each restricted stock award with respect to shares of IPG Common Stock granted by IPG (each, an “IPG RSA”) that is outstanding immediately prior to the Effective Time shall be assumed by Omnicom and shall be converted into a restricted stock award with respect to shares of Omnicom Common Stock in accordance with this Section 2.5(c). Each such IPG RSA as so assumed and converted (after such conversion, an “Assumed RSA”) shall continue to have, and shall be subject to, the same terms and conditions as applied to such IPG RSA immediately prior to the Effective Time (which, for the avoidance of doubt, includes any double-trigger vesting protections, forfeiture and exercisability terms and terms relating to dividend or dividend equivalent rights included in the applicable IPG Stock Plan or award agreement), except that, as of the Effective Time, each such Assumed RSA shall be a restricted stock award covering that number of whole shares of Omnicom Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of IPG Common Stock subject to such IPG RSA immediately prior to the Effective

Time multiplied by (B) the Exchange Ratio. Notwithstanding anything herein to the contrary, all IPG RSAs held by non-employee members of the IPG Board shall be fully vested immediately prior to the Effective Time.

(d) Treatment of IPG Cash Awards. Each award granted under the IPG Restricted Cash Plan (each, an “IPG Restricted Cash Award”) and each performance cash award granted under an IPG Stock Plan (each, an “IPG Performance Cash Award” and, together with the IPG Restricted Cash Awards, the “IPG Cash Awards”) that, in each case, is outstanding immediately prior to the Effective Time shall be assumed by Omnicom or one of its Subsidiaries (as designated by Omnicom), and each such IPG Cash Award as so assumed shall continue to have, and shall be subject to, the same terms and conditions as applied to such IPG Cash Award immediately prior to the Effective Time (including any requirement for continued service with IPG or its affiliates, any double-trigger vesting protections and forfeiture terms included in the applicable IPG Stock Plan, IPG Restricted Cash Plan or award agreement but excluding any performance-based vesting conditions), provided that the payment opportunity in respect of any IPG Performance Cash Award shall equal the target amount of such IPG Performance Cash Award as in effect immediately prior to the Effective Time or, if the performance period in respect of such IPG Performance Cash Award ended on or prior to the Effective Time, the greater of the target amount and the amount determined based on actual performance.

(e) Treatment of IPG ESPP. Prior to the Effective Time, IPG shall take all actions that may be necessary to cause the Purchase Period (as defined in the IPG ESPP) that is then in effect to be terminated no later than the Business Day immediately prior to the date on which the Effective Time occurs; and to cause the exercise (as of no later than the Business Day immediately prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the IPG ESPP. On such exercise date, IPG shall apply the funds credited as of such date pursuant to the IPG ESPP within each participant’s payroll withholding account to the purchase of whole shares of IPG Common Stock in accordance with the terms of the IPG ESPP, and such shares of IPG Common Stock shall be entitled to the Merger Consideration in accordance with Section 2.1. As promptly as practicable following the purchase of shares of IPG Common Stock in accordance with the preceding sentence, IPG shall return to each participant the funds, if any, that remain in such participant’s account after such purchase. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), IPG shall terminate the IPG ESPP. To the extent required by the IPG ESPP, IPG shall provide notice to all IPG ESPP participants describing the treatment of the IPG ESPP pursuant to this Section 2.5(e).

(f) IPG Stock Plans. As of the Effective Time, Omnicom shall, by virtue of the Merger, assume each IPG Stock Plan. Following the Effective Time, Omnicom shall continue to maintain any such assumed plans (each, as may be amended or terminated from time to time in accordance therewith).

(g) Prior to the Effective Time, IPG shall take all necessary action for the adjustment and assumption of equity awards under this Section 2.5 (including assisting in the preparation of any Form S-8 or other registration and providing Omnicom all information reasonably requested by Omnicom for such preparation), and Omnicom will be given an opportunity to comment on all resolutions and other documents as may be required to effectuate the provisions of this Section 2.5 (and all reasonable comments thereon shall be reflected by IPG).

(h) Omnicom shall take all actions that are necessary for the assumption of the IPG Stock Options, IPG RSUs, IPG PSUs, IPG RSAs and IPG Cash Awards pursuant to this Section 2.5, including the reservation, issuance and listing of Omnicom Common Stock as necessary to effect the transactions contemplated by this Section 2.5. As soon as reasonably practicable but in no event later than five (5) Business Days after the Effective Time, Omnicom shall file a registration statement on Form S-8 (or any successor form), to the extent such form is available, with respect to the shares of Omnicom Common Stock issuable with respect to Assumed Options and Assumed RSAs.

2.6 Withholding Rights. Each of Omnicom, the Surviving Corporation, IPG, Omnicom Merger Sub, the Exchange Agent and their respective affiliates, and any other applicable withholding agent (each, a

“Withholding Agent”) as applicable, shall be entitled to deduct and withhold from the Merger Consideration or any other amount payable pursuant to this Agreement to any Person, such amounts as are required to be deducted and withheld under applicable Tax Law. In the event any such deduction and withholding required to be made in respect of Omnicom Common Stock issued in the Merger, the applicable Withholding Agent is hereby authorized to sell such portion of the Omnicom Common Stock otherwise payable or deliverable to the applicable holder, on behalf of and as an agent of such holder, as is necessary to provide sufficient funds to the applicable Withholding Agent to enable it to comply with any such deduction or withholding requirements; provided that, in such case, the applicable Withholding Agent shall notify such holder of such sale and shall remit (a) the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and (b) the remaining net proceeds of such sale (after deduction for the amounts described in clause (a)), if any, to such holder. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Entity in accordance with applicable Law, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person(s) in respect of which such deduction and withholding was made.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF IPG

Except (a) as set forth in the IPG Disclosure Schedule (subject to Section 8.13) and (b) as otherwise disclosed or identified in the IPG SEC Documents publicly filed prior to the date hereof (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the IPG SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature), IPG hereby represents and warrants to Omnicom as follows:

3.1 Corporate Organization.

(a) IPG is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. IPG is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect. IPG has made available to Omnicom true, complete and correct copies of the Restated Certificate of Incorporation (the “IPG Charter”), and Amended and Restated By-Laws (the “IPG Bylaws”) of IPG as in effect as of the date of this Agreement. IPG is not in violation of any of the provisions of the IPG Charter or IPG Bylaws.

(b) Each Subsidiary of IPG is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect. Each Subsidiary of IPG is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect.

3.2 IPG Capitalization.

(a) The authorized capital stock of IPG consists of eight hundred million (800,000,000) shares of IPG Common Stock and twenty million (20,000,000) shares of preferred stock, without par value, of IPG (the

“IPG Preferred Stock”). As of December 4, 2024 (the “Capitalization Date”), (i) 372,514,960 shares of IPG Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) no shares of IPG Common Stock were held in the treasury of IPG or by its Subsidiaries, (iii) 34,113,960 shares of IPG Common Stock were reserved and available for issuance pursuant to the IPG Stock Plans, of which amount (A) 250,000 shares of IPG Common Stock were underlying outstanding IPG Stock Options, (B) 3,170,423 shares of IPG Common Stock were underlying outstanding IPG RSUs, (C) 68,665 shares of IPG Common Stock were underlying outstanding IPG RSAs and (D) 4,320,960 shares of IPG Common Stock were underlying outstanding IPG PSUs assuming satisfaction of any performance vesting conditions at target levels and 12,263,777 shares of IPG Common Stock were underlying outstanding IPG PSUs assuming satisfaction of any performance vesting conditions at maximum levels, (iv) 6,415,937 shares of IPG Common Stock were reserved and available for issuance pursuant to the IPG Employee Stock Purchase Plan (2016) (the “IPG ESPP”) and (v) no shares of IPG Preferred Stock were issued and outstanding. Except for IPG Stock Options, IPG RSUs, IPG RSAs and IPG PSUs, there are no options, warrants, equity-based compensation awards or other rights, agreements, arrangements or commitments of any character to which IPG or any of its Subsidiaries is a party or by which IPG or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of IPG, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating IPG or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, IPG. Since the Capitalization Date, IPG has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 3.2(a).

(b) IPG has previously made available to Omnicom a true and complete list, as of the Capitalization Date, of each outstanding IPG Stock Option, IPG RSU, IPG RSA, IPG PSU and IPG Cash Award, the vesting conditions thereof, and, with respect to each IPG Stock Option, the exercise price and expiration date thereof and whether such IPG Stock Option is intended to qualify as an “incentive stock option” under Section 422 of the Code. IPG has also previously made available to Omnicom a true and complete list, as of the Capitalization Date, of each outstanding IPG Performance Cash Award and IPG Restricted Cash Award, and the vesting conditions thereof. All shares of IPG Common Stock subject to issuance under the IPG Stock Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of IPG having the right to vote on any matters on which stockholders of IPG may vote. Neither IPG nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of IPG. All IPG Stock Options, IPG RSUs, IPG RSAs and IPG PSUs were granted under and in compliance with the terms of an IPG Stock Plan and applicable Law and no other types of awards are currently outstanding under an IPG Stock Plan. All IPG Stock Options have a per share exercise price that is (or with respect to such IPG Stock Options that have been exercised prior to or as of the date of this Agreement, was) as least equal to the fair market value of a share of the underlying stock on the date such IPG Stock Option was granted (determined in accordance with applicable Law, including Section 409A of the Code).

(c) Section 3.2(c) of the IPG Disclosure Schedule sets forth a true and complete list of (i) all of the Subsidiaries of IPG, (ii) the jurisdiction of organization of each such Subsidiary and (iii) if not wholly owned by IPG or one of its Subsidiaries, the ownership percentage of IPG or its Subsidiaries of such entity. None of IPG or any of its Subsidiaries holds any Equity Interests in any other Person (other than other Subsidiaries of IPG). Except as would reasonably be expected to be an IPG Material Adverse Effect, each outstanding share of capital stock of or other Equity Interests in each Subsidiary of IPG is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by IPG or one or more of its wholly owned Subsidiaries free and clear of all Liens, other than Permitted Liens.

3.3 Authority; Execution and Delivery; Enforceability.

(a) IPG has all necessary power and authority to execute and deliver this Agreement, to perform and comply with its obligations under this Agreement and, subject to the receipt of the IPG Stockholder Approval, to consummate the Transactions. The execution and delivery by IPG of this Agreement, the performance and compliance by IPG with each of its obligations herein and the consummation by IPG of the Transactions have been duly authorized by all necessary corporate action on the part of IPG, subject to the receipt of the IPG Stockholder Approval, and no other corporate proceedings on the part of IPG and no other stockholder votes are necessary to authorize this Agreement or the consummation by IPG of the Transactions. IPG has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Omnicom and Omnicom Merger Sub of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The IPG Board, at a meeting duly called and held, unanimously adopted resolutions (i) determining that the Transactions, including the Merger, are advisable, fair to and in the best interests of IPG and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of IPG for its adoption, and (iv) recommending that IPG’s stockholders adopt this Agreement (the “IPG Board Recommendation”).

(c) Subject to the accuracy of the representations and warranties in Section 4.22, the IPG Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar Law are not applicable to this Agreement and the Transactions. To the Knowledge of IPG, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to this Agreement, the Merger or the other Transactions. The only vote of holders of any class or series of Equity Interests of IPG necessary to approve the Transactions is the adoption of this Agreement by the holders of a majority of the shares of IPG Common Stock outstanding and entitled to vote thereon at the IPG Stockholders Meeting (the “IPG Stockholder Approval”). No other vote of the holders of IPG Common Stock or any other Equity Interests of IPG is necessary to consummate the Transactions.

3.4 No Conflicts.

(a) The execution and delivery of this Agreement by IPG does not and will not, and the performance of this Agreement by IPG and the consummation of the Transactions will not, (i) assuming the IPG Stockholder Approval is obtained, conflict with or violate any provision of the IPG Charter or IPG Bylaws, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to IPG or any of its Subsidiaries or by which any property or asset of IPG or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of IPG or any of its Subsidiaries pursuant to, any IPG Material Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have an IPG Material Adverse Effect.

(b) The execution and delivery of this Agreement by IPG does not and will not, and the consummation by IPG of the Transactions and compliance by IPG with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any

Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law, and the rules and regulations of the NYSE, (ii) under the HSR Act or other applicable antitrust Laws or foreign investment Laws, (iii) the filing of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have an IPG Material Adverse Effect.

3.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) IPG has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by IPG with the SEC under the Securities Act or the Exchange Act since January 1, 2023 (the “IPG SEC Documents”). None of the Subsidiaries of IPG is subject to the periodic reporting requirements of the Exchange Act.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each IPG SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act, and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such IPG SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The consolidated financial statements of IPG and its Subsidiaries included or incorporated by reference in the IPG SEC Documents (including, in each case, any notes or schedules thereto) (the “IPG SEC Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The IPG SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of IPG and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the IPG SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim IPG SEC Financial Statements, to normal year-end adjustments (which are not material in significance or amount) and the absence of notes.

(d) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any IPG SEC Documents and none of the IPG SEC Documents is, to the Knowledge of IPG, the subject of ongoing SEC review or investigation. To the Knowledge of IPG, there are no SEC inquiries or investigations pending or threatened, in each case, regarding any accounting practices of IPG.

(e) IPG has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. IPG’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by IPG in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to IPG’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. IPG’s management has completed an assessment of the effectiveness of IPG’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable IPG SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Since January 1, 2023, IPG has had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect IPG’s ability to record, process, summarize and report financial information and IPG does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in IPG’s internal control over financial reporting. IPG has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable IPG SEC Documents.

(f) IPG and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued or required to be reflected in IPG’s financial statements in accordance with GAAP), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the IPG SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the IPG SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an IPG Material Adverse Effect.

(g) Neither IPG nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among IPG and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, IPG or any of its Subsidiaries in IPG’s published financial statements or other IPG SEC Documents.

3.6 Absence of Certain Changes or Events. Since December 31, 2023 and through the date of this Agreement, (a) IPG and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have an IPG Material Adverse Effect.

3.7 Information Supplied. None of the information supplied or to be supplied by IPG for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Omnicom in connection with the Merger (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Omnicom Common Stock and IPG Common Stock and at the time of each of the IPG Stockholders Meeting and the Omnicom Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by IPG to such portions thereof that relate expressly to Omnicom or any of its Subsidiaries, including Omnicom Merger Sub, or to statements made therein based on information supplied by or on behalf of Omnicom for inclusion or incorporation by reference therein). The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

3.8 Legal Proceedings. There are no Proceedings pending or to the Knowledge of IPG, threatened against IPG or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of IPG, except, in each case, for those that would not, and would not reasonably be expected to, (i) prevent or materially delay the consummation of the Transactions or (ii) individually or in the aggregate, have an IPG Material Adverse Effect. Neither IPG nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an IPG Material Adverse Effect.

3.9 Compliance with Laws. (a) IPG and its Subsidiaries are in compliance, and since January 1, 2023 have been in compliance, with all Laws and Orders applicable to IPG or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on IPG or its Subsidiaries), and (b) neither IPG nor any of its Subsidiaries has, since January 1, 2023, received any written communication from a Governmental Entity that alleges that IPG or any of its Subsidiaries is not in compliance with any such Law or Order, except, in each case, where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, an IPG Material Adverse Effect.

3.10 Permits. IPG and each of its Subsidiaries have all required governmental permits, licenses, franchises, certificates, registrations, approvals, exemptions, clearances, billings and authorizations and similar rights (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have an IPG Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, (a) the operation of the business of IPG and its Subsidiaries as currently conducted is not, and has not been, in violation of, nor is IPG or any of its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on IPG or its Subsidiaries), and (b) no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, (i) there are no actions pending or, to the Knowledge of IPG, threatened, that seek the revocation, cancellation or modification of any Permit and (ii) neither IPG nor its Subsidiaries have, since January 1, 2023, received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the Knowledge of IPG, has any charge, claim or assertion been threatened.

3.11 Employee Benefit Plans.

(a) For purposes of this Agreement, (i) “IPG Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, Contract, or arrangement providing compensation or other benefits, in each case, that is maintained, sponsored or contributed to (or required to be contributed to) by IPG or any of its Subsidiaries, or under which IPG or any of its Subsidiaries has any material obligation or material liability, whether actual or contingent, including each employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plans, policies, programs, practices or arrangements, in each case, which is not sponsored and administered by a Governmental Entity or required to be maintained by applicable Law. To the Knowledge of IPG, neither IPG nor any other Person, has any express or implied commitment, whether legally enforceable or not, to (i) materially modify, change or terminate any IPG Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code or (ii) adopt any new material IPG Benefit Plan.

(b) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, each IPG Benefit Plan has been administered in accordance and in compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any IPG Benefit Plans have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in IPG SEC Documents prior to the date of this Agreement.

(c) Except as has not resulted or would not reasonably be expected to result, individually or in the aggregate, in an IPG Material Adverse Effect: (i) each IPG Benefit Plan which is intended to qualify under Section 401(a) of the Code is so qualified and has either received a currently effective favorable determination letter or is entitled to rely on an opinion or advisory letter from the IRS as to its qualified status, and each trust established in connection with any IPG Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of IPG, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such IPG Benefit Plan or the exempt status of any such trust, (ii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any IPG Benefit Plan, (iii) none of IPG or any of its Subsidiaries has any outstanding liability for any Tax under Chapter 43 of the Code, and (iv) no Proceeding or claim (other than for routine benefits claims) has been brought, or to the Knowledge of IPG is threatened, against or with respect to any IPG Benefit Plan, including any audit or inquiry by any Governmental Entity.

(d) No IPG Benefit Plan is, and, in the past six (6) years, none of IPG, any of its Subsidiaries or any of their respective ERISA Affiliates has sponsored, maintained, contributed to (or been required to contribute to), or had any liability or obligation, whether fixed or contingent, with respect to, (i) a multiemployer plan (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”), (ii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (iii) any other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code (any such plan, an “IPG Pension Plan”). No material liability under Title IV of ERISA has been incurred by IPG, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to result in liability under Title IV of ERISA (whether primarily, jointly or secondarily) and have an IPG Material Adverse Effect. With respect to each IPG Pension Plan: (i) no liability to the Pension Benefit Guaranty Corporation has been incurred that has not been satisfied in full (other than for premiums not yet due); (ii) no such IPG Pension Plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA; (iii) no “reportable event” within the meaning of Section 4043 of ERISA (for which the thirty (30) day notice requirement has not been waived by the Pension Benefit Guaranty Corporation (PBGC) has occurred within the last twenty-four (24) months (and disregarding any “reportable event” triggered by the execution of this Agreement or the transactions contemplated herein); (iv) no Lien has arisen or would reasonably be expected to arise under Section 303(k) of ERISA or Section 430(k) of the Code on the assets of IPG or its Subsidiaries; and (v) no such IPG Pension Plan has failed to satisfy the “minimum funding standard” (as defined in Section 412 of the Code).

(e) No IPG Benefit Plan provides or is obligated to provide post-employment or post-service medical, disability, life insurance or other welfare benefits to any former director, employee or their respective dependents (other than health care continuation coverage as required by Section B of Subtitle B of Title I of ERISA or Section 4980B of the Code or any similar state law (“COBRA”) at the participant’s sole cost or coverage through the end of the calendar month in which a termination of employment occurs).

(f) Neither the execution of this Agreement nor the consummation of the Merger or other Transactions (either alone or in combination with another event) will (i) entitle any current or former employee or director of IPG or its Subsidiaries to any compensation, (ii) accelerate the time of payment or vesting or trigger any payment or funding obligation (through a grantor trust or otherwise) of compensation or benefits, (iii) increase the amount payable or trigger any other material obligation pursuant to any IPG Benefit Plan or (iv) result in any breach or violation of, or default under any IPG Benefit Plan.

(g) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, each IPG Benefit Plan that is subject to Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder. There is no material agreement, plan, Contract or other arrangement to which IPG or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes, including Taxes under Sections 409A or 4999 of the Code.

(h) Except as would not have, individually or in the aggregate, an IPG Material Adverse Effect, with respect to each IPG Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States law also applies) (an “IPG Non-U.S. Plan”): (i) all employer and employee contributions to each IPG Non-U.S. Plan required by Law or by the terms of such IPG Non-U.S. Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each IPG Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and (iii) there are no unfunded or underfunded liabilities with respect to any IPG Non-U.S. Plan. No IPG Non-U.S. Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA) or termination indemnity, long-service award, jubilee payment or similar program in any jurisdiction.

(i) Neither IPG nor any of its Subsidiaries is or has at any time during the prior six (6) years been the “employer”, participated in or been an “associate” of or “connected” with an “employer” (within the meaning of the UK Pensions Act 2004) of a UK defined benefit pension plan. To the Knowledge of IPG, no individual became an employee of IPG or any of its Subsidiaries pursuant to a relevant transfer for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006 or 1981 who prior to such transfer was a member of a UK defined benefit pension plan with any former employer in circumstances where IPG or any of its Subsidiaries either has, or has inherited, any material obligation (whether contingent or otherwise) to fund, or otherwise meet the cost of, any enhanced early retirement or redundancy pension benefits which are derived from such former employer’s pension plan.

3.12 Employee and Labor Matters.

(a) Neither IPG nor any of its Subsidiaries is a party to or bound by any material collective bargaining agreement, agreement with any works council, or other similar labor Contract with any union, employee association, works council, or any other labor organization (collectively, a “Union”); to the Knowledge of IPG, no Union has made a pending demand for recognition or certification as the bargaining unit representative of any employee employed, or individual engaged on an independent contractor basis, by IPG or any of its Subsidiaries (collectively, the “IPG Business Personnel”); to the Knowledge of IPG, there are no representation or certification proceedings or petitions seeking a representation or decertification proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and to the Knowledge of IPG, there are no material organizing or decertification activities by or with respect to any IPG Business Personnel. Neither IPG nor any of its Subsidiaries has in the past three (3) years engaged in any unfair labor practice with respect to any IPG Business Personnel, and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or threatened in writing against IPG or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to any present or former IPG Business Personnel which would reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect. There is no labor strike, dispute, lockout, slowdown, stoppage, or other material labor dispute pending or, to the Knowledge of IPG, threatened against or affecting IPG or any of its Subsidiaries.

(b) Neither IPG nor any of its Subsidiaries will incur any notice, consultation or consent obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the consummation of the Transactions, in each case, except as would not, individually or in the aggregate, reasonably be expected to (i) prevent or materially delay consummation of the Merger or other Transactions or (ii) have an IPG Material Adverse Effect.

(c) IPG and its Subsidiaries are and have since January 1, 2023 been in compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, pay equity, child labor, fair labor standards, collective bargaining, immigration and work authorizations, background checks, employment discrimination, retaliation, harassment, notices, privacy, record retention, whistleblowing, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, termination, family and medical leave and other leaves of absence, sick time, unemployment insurance and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for noncompliance as individually or in the aggregate, has not had and would not reasonably be expected to have, an IPG Material Adverse Effect.

(d) To the Knowledge of IPG, no IPG Business Personnel is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to IPG or any of its Subsidiaries or to a former employer of any such employee relating (i) to the right of any such individual to be employed by or provide services for IPG or its Subsidiaries or (ii) to the confidentiality or use of trade secrets or other confidential or proprietary information.

(e) IPG and its Subsidiaries are not delinquent in payments to any current or former IPG Business Personnel for any services or amounts required to be reimbursed or otherwise paid except as does not have and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect.

(f) In the past two (2) years, IPG and its Subsidiaries have investigated all material allegations of sexual harassment or discriminatory harassment of which they had or have Knowledge and have taken all reasonable and necessary corrective actions with respect to such allegations. No such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material liability to IPG and any of its Subsidiaries (taken as a whole).

(g) In the past two (2) years, neither IPG nor its Subsidiaries have implemented any “plant closing” or “mass layoff” (in each case, as defined under the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local Laws).

3.13 Environmental Matters. Except as has not been, and would not reasonably be expected to be, an IPG Material Adverse Effect:

(a) IPG and each of its Subsidiaries (i) have been since January 1, 2023, and are, in compliance with all, and are not subject to any liability with respect to noncompliance with any, applicable Environmental Laws, (ii) have and hold, or have applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) are in compliance with their respective Environmental Permits.

(b) There are no Environmental Claims pending, or to the Knowledge of IPG, threatened against IPG or any of its Subsidiaries, and none of IPG or any of its Subsidiaries has received any notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location.

(c) There have been no Releases of Hazardous Materials at any properties that are owned, operated, leased or used by IPG or any of its Subsidiaries, or to the Knowledge of IPG, at properties that were formerly owned, operated, leased or used by IPG or any of its Subsidiaries, that are reasonably likely to cause IPG or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law.

(d) None of IPG or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with Environmental Laws or Environmental Permits, the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, or personal or bodily injury, wrongful death, property damage or natural resource damages in connection with a Release of or exposure to Hazardous Materials, and no Proceeding is pending, or to the Knowledge of IPG, is threatened with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

3.14 Real Property.

(a) IPG or its Subsidiaries, as the case may be, holds good and marketable fee title to all real property and interest in real property owned in fee by IPG or any of its Subsidiaries which are material to IPG’s business on a consolidated basis (collectively, the “IPG Owned Real Property”), free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, all buildings and other structures, facilities, building systems, fixtures or improvements located on each parcel of IPG Owned Real Property are in good working order and repair for the sufficient operation of the business as currently conducted (ordinary wear and tear excepted).

(b) IPG or its Subsidiaries, as the case may be, has a good and valid leasehold or subleasehold interest, as applicable, in all real property leased, subleased or otherwise used or occupied by IPG or any of its Subsidiaries which are material to IPG’s business on a consolidated basis (collectively the “IPG Leased Real Property”), free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, IPG and each of its Subsidiaries and, to the Knowledge of IPG, any other party to such lease, is in compliance with all terms and conditions of each lease, sublease, occupancy agreement or other agreement governing any IPG Leased Real Property and any amendment, modification, guaranties and side letters relating thereto (collectively, the “IPG Real Property Leases”), and neither IPG nor any of its Subsidiaries has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure, nor does IPG or any of its Subsidiaries have Knowledge of the existence of, any default, or event or circumstance that, with notice or lapse of time, or both, would constitute a default or permit the termination, modification or acceleration of rent under such IPG Real Property Lease by the party that is the lessee or lessor of such IPG Leased Real Property.

(c) The IPG Owned Real Property and IPG Leased Real Property are referred to collectively herein as the “IPG Real Property.” The IPG Real Property constitutes all of the material real property used or necessary for use in connection with the conduct of the business of IPG and its Subsidiaries as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect and, in the case of the IPG Leased Real Property, to the Knowledge of IPG, (i) each parcel of IPG Real Property is in compliance with all existing Laws applicable to such IPG Real Property, (ii) there are no Proceedings in eminent domain, condemnation or other similar Proceedings that are pending and, to IPG’s Knowledge, there are no such Proceedings threatened, affecting any portion of the IPG Real Property, (iii) no casualty event has occurred with respect to any IPG Real Property that has not been remedied (including in compliance with any applicable IPG Real Property Lease), and (iv) neither IPG nor any of its Subsidiaries has received written notice of the existence of any Order or of any pending Proceeding relating to the ownership, lease, use, occupancy or operation by any Person of the IPG Real Property. Neither IPG nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a right to use or occupy any of the IPG Real Property or any material portion thereof, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect. Neither IPG nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the IPG Real Property or any material portion thereof. Neither IPG nor its Subsidiaries is party to any agreement to purchase or sell any real property.

3.15 Tax Matters.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have an IPG Material Adverse Effect:

(i) (A) All Tax Returns that are required to be filed by or with respect to IPG or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) in accordance with applicable Law, (B) all such Tax Returns are true, complete and accurate, (C) IPG and its Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes due and owing by any of them (whether or not shown on any Tax Return), (D) IPG and its Subsidiaries have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the IPG SEC Documents for all Taxes payable by IPG and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (E) IPG and its Subsidiaries have timely deducted, withheld and collected all amounts required to be deducted, withheld or collected by any of them with respect to any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all such deducted, withheld and collected amounts were either timely paid or remitted to the appropriate Governmental Entity or properly set aside in accounts for such purpose and were reported to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, stockholder or other third party as required under applicable Law.

(ii) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to IPG or any of its Subsidiaries has been filed or entered into with any Taxing Authority, which the applicable statute of limitations or period of assessment or collection (including any waivers or extensions) has not yet expired. Neither IPG nor any of its Subsidiaries has (A) filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (B) has applied for a ruling from any Taxing Authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a Taxing Authority that is pending or (C) has been issued any private letter rulings, technical advice memoranda or similar written agreement or rulings by any Taxing Authority.

(iii) Neither IPG nor any of its Subsidiaries is the subject of any currently ongoing or pending audit or other proceeding with respect to any Taxes or Tax Return nor has any audit or other proceeding with respect to Taxes been threatened or proposed against any of them in writing. No deficiencies for any amount of Taxes have been asserted or assessed in writing against IPG or any of its Subsidiaries that have not been paid in full or otherwise completely resolved by any of them or are being contested in good faith for which adequate accruals or reserves for such deficiency have been established, in accordance with GAAP, on the financial statements included in the IPG SEC Documents.

(iv) No claim has ever been made in writing by a Taxing Authority in a jurisdiction where IPG or any of its Subsidiaries has not filed a Tax Return of a particular type that IPG or its applicable Subsidiary, as the case may be, is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction with respect to Taxes that are the subject to such Tax Return, which claim has not been completely resolved.

(v) Neither IPG nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement (I) entered into in the ordinary course of business which does not relate primarily to Taxes or (II) solely between or among IPG and/or any of its Subsidiaries), (B) is or has been a member of any consolidated, combined, affiliated, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of (I) Subsidiaries of IPG or (II) IPG and any of its Subsidiaries), and (C) has any liability for Taxes of any Person (other than IPG or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or as transferee or successor.

(vi) There are no Liens for Taxes upon any property or assets of IPG or any of its Subsidiaries, except for Permitted Liens.

(vii) Neither IPG nor any of its Subsidiaries has entered into, or participated in, any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).

(viii) IPG has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(ix) Neither IPG nor any of its Subsidiaries conducts a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), operates or conducts business through any branch or is otherwise subject to taxation, in each case, in any country other than the country of its formation.

(x) Neither IPG nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of (A) any installment sale or other open transaction disposition made prior to the Closing, (B) any adjustment under Section 481(a) of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) or change in method of accounting initiated prior to the Closing, (C) the use of an improper method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date, (D) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) executed prior to the Closing, (E) any prepaid amount or deferred revenue received or accrued prior to the Closing, (F) having entered into a “gain recognition agreement” within the meaning of Treasury Regulations Section 1.367(a)-8 or (G) pursuant to Section 965 of the Code. Neither IPG nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.

(b) Neither IPG nor any of its Subsidiaries has constituted, in the two (2) years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger.

(c) Neither IPG nor any of its Subsidiaries is aware of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

3.16 Material Contracts.

(a) Section 3.16(a) of the IPG Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts (excluding any IPG Benefit Plans) to which IPG or any of its Subsidiaries is a party or by which IPG or any of its Subsidiaries or any of their material assets or businesses are bound (and any amendments thereto) (the “IPG Material Contracts”):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract relating to indebtedness for borrowed money, including any supply chain financing arrangements (or guarantee thereof), in excess of $100,000,000, other than Contracts solely among IPG and its Subsidiaries;

(iii) any Contract that relates to the purchase, acquisition, sale, transfer or disposition of a business or assets by IPG or any of its Subsidiaries pursuant to which IPG or any of its Subsidiaries has any continuing “earnout” or other contingent or deferred payment obligations in excess of $200,000,000 in the aggregate, for each such purchase, acquisition, sale, transfer or disposition;

(iv) any Contract that by its terms prevents or materially restricts the payment of dividends or other distributions by IPG; and

(v) any Contract for any material joint venture, partnership or similar arrangement, or any Contract involving a sharing of material revenues, profits, losses, costs, or liabilities by IPG with any other Person or any of its Subsidiaries (other than Contracts solely among IPG and its Subsidiaries).

(b) IPG has heretofore made available to Omnicom true, correct and complete copies of the IPG Material Contracts not filed as exhibits to the IPG SEC Documents.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, all IPG Material Contracts are valid, binding and in full force and effect and are enforceable by IPG or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Neither IPG nor any of its Subsidiaries has Knowledge of, or has received written notice of, any breach or default under (with or without notice or lapse of time, or both) any IPG Material Contract and, to the Knowledge of IPG, no other party to any IPG Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, neither IPG nor any of its Subsidiaries has Knowledge of, or has received written notice of, any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any IPG Material Contract, or any intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any IPG Material Contract.

3.17 Intellectual Property.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, (i) IPG and its Subsidiaries exclusively own the IPG Material Intellectual Property, free and clear of all Liens other than Permitted Liens, (ii) each of IPG and its Subsidiaries has the right to use all Intellectual Property that is necessary for or used or held for use in the conduct of the businesses of IPG and its Subsidiaries as presently conducted, and (iii) neither the execution and delivery of this Agreement by IPG, nor the performance of this Agreement by IPG, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to or require additional consideration for the continued use of, any rights of IPG or any of its Subsidiaries in any Intellectual Property.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, (i) neither IPG nor any of its Subsidiaries nor the conduct of their businesses as presently conducted, nor the products and services offered by them, is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person, (ii) neither IPG nor any of its Subsidiaries has received any charge, complaint, claim, demand, or notice since January 1, 2023 (or earlier, if presently not resolved) alleging that it has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person, (iii) to the Knowledge of IPG, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by IPG or any of its Subsidiaries, (iv) neither IPG nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since January 1, 2023 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation, and (v) there are no Proceedings pending against IPG or any of its Subsidiaries challenging the ownership, use, validity, enforceability or scope of any IPG Material Intellectual Property.

(c) All trade secrets included in the IPG Material Intellectual Property have been maintained in confidence by IPG and its Subsidiaries in accordance with protection procedures consistent with those customarily used in the industry to protect rights of like importance against unauthorized disclosure or use. To the Knowledge of IPG, there has been no unauthorized access to or use or disclosure of any trade secrets included in the IPG Material Intellectual Property. All former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of IPG and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception or development of Intellectual Property owned or purported to be owned by IPG or any of its Subsidiaries have entered into valid and binding proprietary rights agreements with IPG or one of its Subsidiaries or any of its or their predecessors assigning ownership of such Intellectual Property to IPG or one of its Subsidiaries (or the applicable predecessor), except where the failure to enter into such agreements has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect or where such ownership vests in IPG or its applicable Subsidiary or predecessor by operation of Law.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, (i) neither IPG nor any of its Subsidiaries has used, incorporated, embedded or linked any Open Source Software in, with or to any software included in the IPG Material Intellectual Property (“IPG Proprietary Software”) and (ii) no IPG Proprietary Software is derived from any Open Source Software, in each case in a manner that would require, or would condition the use or distribution of such IPG Proprietary Software or a portion thereof on (A) the disclosure, licensing, or distribution of any source code for any IPG Proprietary Software or any portion thereof, (B) the granting to licensees of the right to reverse engineer or make derivative works or other modifications to such IPG Proprietary Software, or (C) licensing or otherwise distributing or making available IPG Proprietary Software or any portion thereof for a nominal or otherwise limited fee or charge. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, neither IPG nor any of its Subsidiaries has delivered or licensed, or has any duty or obligation (whether present, contingent, or otherwise) to deliver or license, the source code for any IPG Proprietary Software to any escrow agent or other Person who is not an employee, consultant, or independent contractor of IPG or any of its Subsidiaries who needs such source code to perform his or her job duties and who is bound by a written confidentiality agreement restricting its use or disclosure.

(e) The IT Assets owned, leased or licensed by IPG and its Subsidiaries and used by them in the operation of their businesses (the “IPG IT Assets”) operate as required by IPG and its Subsidiaries to operate the business of IPG and its Subsidiaries as presently conducted and have not, since January 1, 2023, malfunctioned or failed, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, IPG and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality and security of the IPG IT Assets and all information stored or contained therein or transmitted thereby against any unauthorized use, access, interruption or corruption. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, (i) IPG and its Subsidiaries have implemented and maintain commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to the IPG IT Assets and (ii) to the Knowledge of IPG, there has been no unauthorized access to the IPG IT Assets since January 1, 2023 that has resulted in any unauthorized use, access modification, misappropriation, deletion, or corruption of any material information or data stored therein or transmitted thereby.

3.18 Data Privacy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, since January 1, 2022, (a) IPG and its Subsidiaries, and to the Knowledge of IPG, all third parties processing Personal Information on behalf IPG or any Subsidiary (collectively, “IPG Data Processors”), have been in compliance with all applicable Laws, public-facing policies and notices, and contractual commitments, in each case, related to privacy, security or the processing of Personal Information (collectively, “IPG Privacy Requirements”), (b) IPG and its Subsidiaries have implemented and maintained commercially reasonable organizational, physical, and technical measures designed to protect Personal Information processed by or on behalf of IPG or its Subsidiaries against unauthorized or unlawful access, acquisition, interruption, alteration, modification, encryption, exfiltration, loss, disclosure or use (“Security Incident”), and which are materially compliant with the IPG Privacy Requirements, (c) none of IPG, any Subsidiary of IPG, or to the Knowledge of IPG, any IPG Data Processor, has (i) experienced any Security Incident that required or would require notification of any Person pursuant to any IPG Privacy Requirement, or (ii) notified or been required to notify any Person of a Security Incident pursuant to any IPG Privacy Requirement, and (d) neither IPG nor any Subsidiary of IPG has been subject to any investigation or enforcement action by any Governmental Entity, or received any notification, inquiry, claim, or complaint from any Person, in each case, that alleges a violation of any IPG Privacy Requirement.

3.19 Anti-Corruption and Trade Sanctions. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect:

(a) IPG and each of its Subsidiaries (i) are in compliance, and for the past five (5) years have been in compliance, in all material respects with the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”) and any other applicable Anti-corruption Laws; (ii) during the past five (5) years have not been investigated, to the Knowledge of IPG, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by IPG or any of its Subsidiaries of the FCPA or any other Anti-corruption Laws; and (iii) during the past five (5) years have had an operational and effective FCPA and anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to enhance awareness of and compliance by IPG and its Subsidiaries with the FCPA and any other applicable Anti-corruption Laws.

(b) To the Knowledge of IPG, none of IPG or its Subsidiaries has, directly or indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any Person or entity, in any way.

(c) During the past five (5) years, (i) IPG and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, in all material respects and (ii) to the Knowledge of IPG, there have been no false or fictitious entries made in the books and records of IPG or its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and IPG and its Subsidiaries have not established or maintained a secret or unrecorded fund.

(d) To the Knowledge of IPG, since April 24, 2019, neither IPG, its Subsidiaries nor any of their directors, officers, or employees, or any other Persons acting for or on behalf of the foregoing is or has been a Person that is (i) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union or His Majesty’s Treasury of the United Kingdom; (ii) any Person operating, organized, or resident in a country that is the target of comprehensive Sanctions (currently, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic) (a “Sanctioned Country”); (iii) the government of a Sanctioned Country or the Government of Venezuela; or (iv) any Person 50% or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons (collectively, “Sanctioned Persons”).

(e) To the Knowledge of IPG, since April 24, 2019, none of IPG or its Subsidiaries has had a customer or supplier or other business relationship with, is not a party to any Contract with, or has engaged in any transaction with or involving a Sanctioned Country or Sanctioned Person.

(f) Since April 24, 2019, and except where the failure to be, or to have been, in compliance with such Laws has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of IPG to enter into, perform its obligations under this Agreement and consummate this Agreement, IPG has been in compliance with (i) applicable economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including OFAC, the United Nations Security Council, the European Union, any European Union member state or His Majesty’s Treasury of the United Kingdom (“Sanctions”) and (ii) applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30), and applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law. (“Trade Control Laws”).

(g) To the Knowledge of IPG, there is no current investigation, allegation, request for information, or other inquiry by any Governmental Entity regarding the actual or possible violation of Sanctions or Trade Control Laws by IPG.

(h) IPG has implemented and maintains policies and procedures reasonably designed to promote compliance with Sanctions and Trade Control Laws, except as has not been, and would not reasonably be expected to be, material to IPG and its Subsidiaries, taken as a whole.

3.20 Broker’s Fees. Except for the financial advisors’ fees set forth in Section 3.20 of the IPG Disclosure Schedule, neither IPG nor any of its Subsidiaries nor any of their respective officers or directors on behalf of IPG or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

3.21 Opinion of Financial Advisor. Morgan Stanley & Co. LLC, IPG’s financial advisor, has delivered to the IPG Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, based upon and subject to the factors and assumptions set forth therein, as of the date thereof the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders of the shares of IPG Common Stock (other than Omnicom or Omnicom Merger Sub (or any direct or indirect wholly owned subsidiaries of IPG, Omnicom or Omnicom Merger Sub). IPG will make available to Omnicom a copy of such opinion as soon as practicable following the execution of this Agreement for information purposes only.

3.22 Ownership of Omnicom Common Stock. Neither IPG nor any of its affiliates or associates is, nor at any time during the last five (5) years has IPG or any of its affiliates or associates been, an “interested shareholder” of Omnicom as defined in Section 912 of the New York Business Corporation Law. IPG and its Subsidiaries, affiliates and associates do not beneficially own any shares of Omnicom Common Stock or other securities of Omnicom or any options, warrants or other rights to acquire Omnicom Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, Omnicom.

3.23 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, (i) IPG and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of IPG has in good faith determined to be prudent and appropriate in all material respects, (ii) all insurance policies maintained by or on behalf of IPG or any of its Subsidiaries are in full force and effect, (iii) all premiums and other payments due on such policies have been paid by IPG or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, (iv) neither IPG nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such insurance policies and (v) neither IPG nor any of its Subsidiaries has received any written notice of cancellation, invalidation or non-renewal of any such policy.

3.24 Related Party Transactions. From January 1, 2023 through the date of this Agreement, there have been no transactions or contracts between IPG or any of its Subsidiaries, on the one hand, and any Affiliates (other than IPG Subsidiaries) of IPG or other Persons, on the other hand, that would be required to be reported by IPG pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

3.25 No Other Representations or Warranties. IPG hereby acknowledges and agrees that, except for the representations and warranties set forth in Article 4, (a) none of Omnicom, or any of its affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to Omnicom or its business or operations, including with respect to any information provided or made available to IPG or any of its affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to IPG or any of its affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement, the Transactions or otherwise, and (b) to the fullest extent permitted by Law, none of Omnicom, nor any of its affiliates, stockholders or Representatives, or any other Person, will have or be subject to any liability or indemnification or other obligation of any kind or nature to IPG, or any of its affiliates, stockholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to IPG or any of its affiliates, stockholders or Representatives, or any other Person, or the use by IPG or any of its affiliates, stockholders or Representatives, or any other Person, of any such information provided or made available to any of them by Omnicom, or any of its affiliates, stockholders or Representatives, or any other Person, and (subject to the express representations and warranties of Omnicom set forth in Article 4) IPG and its Subsidiaries, affiliates, stockholders and Representatives, or any other Person, expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties or other statements or omissions that may have been made by Omnicom or any Person with respect to Omnicom other than the representations and warranties set forth in this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF OMNICOM

Except (a) as set forth in the Omnicom Disclosure Schedule (subject to Section 8.13) and (b) as otherwise disclosed or identified in the Omnicom SEC Documents publicly filed prior to the date hereof (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Omnicom SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature), Omnicom hereby represents and warrants to IPG as follows:

4.1 Corporate Organization.

(a) Omnicom is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Omnicom is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect. Omnicom has made available to IPG true, complete and correct copies of the Restated Certificate of Incorporation (the “Omnicom Charter”), and By-Laws (the “Omnicom Bylaws”) of Omnicom as in effect as of the date of this Agreement. Omnicom is not in violation of any of the provisions of the Omnicom Charter or Omnicom Bylaws.

(b) Each Subsidiary of Omnicom is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect. Each Subsidiary of Omnicom is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect.

4.2 Omnicom Capitalization.

(a) The authorized capital stock of Omnicom consists of one billion (1,000,000,000) shares of Omnicom Common Stock and seven million five hundred thousand (7,500,000) shares of preferred stock, par value $1.00 per share (the “Omnicom Preferred Stock”). As of the Capitalization Date, (i) 196,411,095 shares of Omnicom Common Stock (other than shares held in treasury) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) 100,806,345 shares of Omnicom Common Stock were held in the treasury of Omnicom or by its Subsidiaries, (iii) 14,900,537 shares of Omnicom Common Stock were reserved and available for issuance pursuant to the Omnicom Stock Plan, of which amount (A) 3,090,287 shares of Omnicom Common Stock were underlying outstanding options to acquire shares of Omnicom Common Stock (“Omnicom Stock Options”), (B) 3,175,935 shares of Omnicom Common Stock were underlying outstanding time-based restricted stock units with respect to Omnicom Common Stock (“Omnicom RSUs”) and (C) 382,782 shares of Omnicom Common Stock were underlying outstanding awards of performance restricted stock units (“Omnicom PSUs”) assuming satisfaction of any performance vesting conditions at target levels and 574,184 shares of Omnicom Common Stock were underlying outstanding Omnicom PSUs assuming satisfaction of any performance vesting conditions at maximum levels, (iv) 8,251,731 shares of Omnicom Common Stock were reserved and available for issuance pursuant to Omnicom’s employee stock purchase plan, (v) 303,379 shares of Omnicom Common Stock were held under Omnicom’s Director Compensation and Deferred Stock Program, Restricted Stock Deferred Compensation Plan and Restricted Stock Unit Deferred Compensation Plan (“Omnicom Deferred Shares”) and (vi) no shares of Omnicom Preferred Stock were issued and outstanding. Except for Omnicom Stock Options, Omnicom RSUs, Omnicom PSUs and Omnicom Deferred Shares, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Omnicom or any of its Subsidiaries is a party or by which Omnicom or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of Omnicom, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Omnicom or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Omnicom. Since the Capitalization Date, Omnicom has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 4.2(a).

(b) Omnicom has previously made available to IPG a true and complete list, as of the Capitalization Date, of each outstanding Omnicom Stock Option, Omnicom RSU, Omnicom PSU, the vesting conditions thereof and Omnicom Deferred Share and, with respect to each Omnicom Stock Option, the exercise price and expiration date thereof and whether such Omnicom Stock Option is intended to qualify as an “incentive stock option” under Section 422 of the Code. All shares of Omnicom Common Stock subject to issuance under the Omnicom Stock Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of Omnicom having the right to vote on any matters on which stockholders of Omnicom may vote. Neither Omnicom nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of Omnicom.

All Omnicom Stock Options, Omnicom RSUs, Omnicom PSUs and Omnicom Deferred Shares were granted under and in compliance with the terms of an Omnicom Stock Plan and applicable Law and no other types of awards are currently outstanding under an Omnicom Stock Plan. All Omnicom Stock Options have a per share exercise price that is (or with respect to such Omnicom Stock Options that have been exercised prior to or as of the date of this Agreement, was) as least equal to the fair market value of a share of the underlying stock on the date such Omnicom Stock Option was granted (determined in accordance with applicable Law, including Section 409A of the Code).

(c) Section 4.2(c) of the Omnicom Disclosure Schedule sets forth a true and complete list of (i) all of the Subsidiaries of Omnicom, (ii) the jurisdiction of organization of each such Subsidiary and (iii) if not wholly owned by Omnicom or one of its Subsidiaries, the ownership percentage of Omnicom or its Subsidiaries of such entity. None of Omnicom or any of its Subsidiaries holds any Equity Interests in any other Person (other than other Subsidiaries of Omnicom). Except as would reasonably be expected to be an Omnicom Material Adverse Effect, each outstanding share of capital stock of or other Equity Interests in each Subsidiary of Omnicom is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Omnicom or one or more of its wholly owned Subsidiaries free and clear of all Liens, other than Permitted Liens.

4.3 Authority; Execution and Delivery; Enforceability.

(a) Omnicom has all necessary power and authority to execute and deliver this Agreement, to perform and comply with its obligations under this Agreement and, subject to the receipt of the Omnicom Stockholder Approval and to the adoption of this Agreement by Omnicom as the sole stockholder of Omnicom Merger Sub, to consummate the Transactions applicable to such party. The execution and delivery by Omnicom of this Agreement, the performance and compliance by Omnicom with its obligations herein and the consummation by Omnicom of the Transactions have been duly authorized by all necessary corporate action on the part of Omnicom, subject to the receipt of the Omnicom Stockholder Approval and to the adoption of this Agreement by Omnicom as the sole stockholder of Omnicom Merger Sub, and no other corporate proceedings on the part of Omnicom and no other stockholder votes are necessary to authorize this Agreement or the consummation by Omnicom of the Transactions to which it is a party. Omnicom has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by IPG of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Omnicom Board, at a meeting duly called and held, unanimously adopted resolutions (i) determining that the Transactions, including the Merger and the issuance of shares of Omnicom Common Stock in connection with the Merger (the “Omnicom Common Stock Issuance”), are advisable, fair to and in the best interests of Omnicom and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger and the Omnicom Common Stock Issuance, (iii) directing that the Omnicom Common Stock Issuance be submitted to the stockholders of Omnicom for approval, and (iv) recommending that the Omnicom stockholders approve the Omnicom Common Stock Issuance (the “Omnicom Board Recommendation”).

(c) Subject to the accuracy of the representations and warranties in Section 3.22, the Omnicom Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 912 of the New York Business Corporation Law and any other similar Law are not applicable to this Agreement and the Transactions. To the Knowledge of Omnicom, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to this Agreement, the Merger or the other Transactions. The only vote of holders of any class or series of Equity Interests of Omnicom necessary to approve the Transactions is the approval of the Omnicom Common Stock Issuance by the holders of a majority of the shares of Omnicom

Common Stock voting thereon at the Omnicom Stockholders Meeting (the “Omnicom Stockholder Approval”). No other vote of the holders of Omnicom Common Stock or any other Equity Interests of Omnicom is necessary to consummate the Transactions.

4.4 No Conflicts.

(a) The execution and delivery of this Agreement by Omnicom does not and will not, and the performance of this Agreement by Omnicom and the consummation of the Transactions will not, (i) assuming Omnicom Stockholder Approval is obtained, conflict with or violate any provision of the Omnicom Charter or Omnicom Bylaws, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Omnicom or any of its Subsidiaries or by which any property or asset of Omnicom or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Omnicom or any of its Subsidiaries pursuant to, any Omnicom Material Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have an Omnicom Material Adverse Effect.

(b) The execution and delivery of this Agreement by Omnicom does not and will not, and the consummation by Omnicom of the Transactions and compliance by Omnicom with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law, and the rules and regulations of the NYSE, (ii) under the HSR Act or other applicable antitrust Laws or foreign investment Laws, (iii) the filing of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have an Omnicom Material Adverse Effect.

4.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Omnicom has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Omnicom with the SEC under the Securities Act or the Exchange Act since January 1, 2023 (the “Omnicom SEC Documents”). None of the Subsidiaries of Omnicom is subject to the periodic reporting requirements of the Exchange Act.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Omnicom SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act, and the Sarbanes-Oxley Act as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Omnicom SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The consolidated financial statements of Omnicom and its Subsidiaries included or incorporated by reference in the Omnicom SEC Documents (including, in each case, any notes or schedules thereto) (the “Omnicom SEC Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Omnicom

SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Omnicom and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Omnicom SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim Omnicom SEC Financial Statements, to normal year-end adjustments (which are not material in significance or amount) and the absence of notes.

(d) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Omnicom SEC Documents and none of the Omnicom SEC Documents is, to the Knowledge of Omnicom, the subject of ongoing SEC review or investigation. To the Knowledge of Omnicom, there are no SEC inquiries or investigations pending or threatened, in each case regarding any accounting practices of Omnicom.

(e) Omnicom has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Omnicom’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Omnicom in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Omnicom’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Omnicom’s management has completed an assessment of the effectiveness of Omnicom’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Omnicom SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Since January 1, 2023, Omnicom has had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Omnicom’s ability to record, process, summarize and report financial information and Omnicom does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Omnicom’s internal control over financial reporting. Omnicom has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Omnicom SEC Documents.

(f) Omnicom and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued or required to be reflected in Omnicom’s financial statements in accordance with GAAP), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the Omnicom SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the Omnicom SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Omnicom Material Adverse Effect.

(g) Neither Omnicom nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Omnicom and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Omnicom or any of its Subsidiaries in Omnicom’s published financial statements or other Omnicom SEC Documents.

4.6 Absence of Certain Changes or Events. Since December 31, 2023 and through the date of this Agreement, (a) Omnicom and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have an Omnicom Material Adverse Effect.

4.7 Information Supplied. None of the information supplied or to be supplied by Omnicom for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Omnicom Common Stock and IPG Common Stock and at the time of each of the IPG Stockholders Meeting and the Omnicom Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Omnicom to such portions thereof that relate expressly to IPG or to statements made therein based on information supplied by or on behalf of IPG for inclusion or incorporation by reference therein). The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

4.8 Legal Proceedings. There are no Proceedings pending or to the Knowledge of Omnicom, threatened against Omnicom or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Omnicom, except, in each case, for those that would not, and would not reasonably be expected to, (i) prevent or materially delay the consummation of the Transactions or (ii) individually or in the aggregate, have, an Omnicom Material Adverse Effect. Neither Omnicom nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Omnicom Material Adverse Effect.

4.9 Compliance with Laws. (a) Omnicom and its Subsidiaries are in compliance, and since January 1, 2023 have been in compliance, with all Laws and Orders applicable to Omnicom or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on Omnicom or its Subsidiaries), and (b) neither Omnicom nor any of its Subsidiaries has, since January 1, 2023, received any written communication from a Governmental Entity that alleges that Omnicom or any of its Subsidiaries is not in compliance with any such Law or Order, except, in each case, where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, an Omnicom Material Adverse Effect.

4.10 Permits. Omnicom and each of its Subsidiaries have all required governmental Permits necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have an Omnicom Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, (a) the operation of the business of Omnicom and its Subsidiaries as currently conducted is not, and has not been, in violation of, nor is Omnicom or any of its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on Omnicom or its Subsidiaries), and (b) no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, (x) there are no actions pending or, to the Knowledge of Omnicom, threatened, that seek the revocation, cancellation or modification of any Permit and (y) neither Omnicom nor its Subsidiaries have, since January 1, 2023, received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the Knowledge of Omnicom, has any charge, claim or assertion been threatened.

4.11 Employee Benefit Plans.

(a) For purposes of this Agreement, (i) “Omnicom Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, Contract, or arrangement providing compensation or other benefits, in each case, that is maintained, sponsored or contributed to (or required to be contributed to) by Omnicom or any of its Subsidiaries, or under which Omnicom or any of its Subsidiaries has any material obligation or material liability, whether actual or contingent, including each employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plans, policies, programs, practices or arrangements, in each case, which is not sponsored and administered by a Governmental Entity or required to be maintained by applicable Law. To the Knowledge of Omnicom, neither Omnicom nor any other Person, has any express or implied commitment, whether legally enforceable or not, to (i) materially modify, change or terminate any Omnicom Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code or (ii) adopt any new material Omnicom Benefit Plan.

(b) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, each Omnicom Benefit Plan has been administered in accordance and in compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any Omnicom Benefit Plans have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in Omnicom SEC Documents prior to the date of this Agreement.

(c) Except as has not resulted or would not reasonably be expected to result, individually or in the aggregate, in an Omnicom Material Adverse Effect: (i) each Omnicom Benefit Plan which is intended to qualify under Section 401(a) of the Code is so qualified and has either received a currently effective favorable determination letter or is entitled to rely on an opinion or advisory letter from the IRS as to its qualified status, and each trust established in connection with any Omnicom Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of Omnicom, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Omnicom Benefit Plan or the exempt status of any such trust, (ii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any Omnicom Benefit Plan, (iii) none of Omnicom or any of its Subsidiaries has any outstanding liability for any Tax under Chapter 43 of the Code, and (iv) no Proceeding or claim (other than for routine benefits claims) has been brought, or to the Knowledge of Omnicom is threatened, against or with respect to any Omnicom Benefit Plan, including any audit or inquiry by any Governmental Entity.

(d) No Omnicom Benefit Plan is, and, in the past six (6) years none of Omnicom, any of its Subsidiaries or any of their respective ERISA Affiliates has sponsored, maintained, contributed to (or been required to contribute to), or had any liability or obligation, whether fixed or contingent, with respect to, (i) a Multiemployer Plan, (ii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (iii) any other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code (any such plan, an “Omnicom Pension Plan”). No material liability under Title IV of ERISA has been incurred by Omnicom, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to result in liability under Title IV of ERISA (whether primarily, jointly or secondarily) and have an Omnicom Material Adverse Effect. With respect to each Omnicom Pension Plan: (i) no liability to the Pension Benefit Guaranty Corporation has been incurred that has not been satisfied in full (other than for premiums not yet due); (ii) no such Omnicom Pension Plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA; (iii) no “reportable event” within the meaning of Section 4043 of ERISA (for which the thirty

(30) day notice requirement has not been waived by the PBGC) has occurred within the last twenty-four (24) months (and disregarding any “reportable event” triggered by the execution of this Agreement or the transaction contemplated herein); (iv) no Lien has arisen or would reasonably be expected to arise under Section 303(k) of ERISA or Section 430(k) of the Code on the assets of Omnicom or its Subsidiaries; and (v) no such Omnicom Pension Plan has failed to satisfy the “minimum funding standard” (as defined in Section 412 of the Code).

(e) No Omnicom Benefit Plan provides or is obligated to provide post-employment or post-service medical, disability, life insurance or other welfare benefits to any former director, employee or their respective dependents (other than health care continuation coverage as required by Section B of Subtitle B of Title I of ERISA or COBRA at the participant’s sole cost or coverage through the end of the calendar month in which a termination of employment occurs).

(f) Neither the execution of this Agreement nor the consummation of the Merger or other Transactions (either alone or in combination with another event) will (i) entitle any current or former employee or director of Omnicom or its Subsidiaries to any compensation, (ii) accelerate the time of payment or vesting or trigger any payment or funding obligation (through a grantor trust or otherwise) of compensation or benefits, (iii) increase the amount payable or trigger any other material obligation pursuant to any Omnicom Benefit Plan or (iv) result in any breach or violation of, or default under any Omnicom Benefit Plan.

(g) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, each Omnicom Benefit Plan that is subject to Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder. There is no material agreement, plan, Contract or other arrangement to which Omnicom or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes, including Taxes under Sections 409A or 4999 of the Code.

(h) Except as would not have, individually or in the aggregate, an Omnicom Material Adverse Effect, with respect to each Omnicom Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States law also applies) (an “Omnicom Non-U.S. Plan”): (i) all employer and employee contributions to each Omnicom Non-U.S. Plan required by Law or by the terms of such Omnicom Non-U.S. Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each Omnicom Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and (iii) there are no unfunded or underfunded liabilities with respect to any Omnicom Non-U.S. Plan. No Omnicom Non-U.S. Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA) or termination indemnity, long-service award, jubilee payment or similar program in any jurisdiction.

(i) Neither Omnicom nor any of its Subsidiaries is or has at any time during the prior six (6) years been the “employer”, participated in or been an “associate” of or “connected” with an “employer” (within the meaning of the UK Pensions Act 2004) of a UK defined benefit pension plan. To the Knowledge of Omnicom, no individual became an employee of Omnicom or any of its Subsidiaries pursuant to a relevant transfer for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006 or 1981 who prior to such transfer was a member of a UK defined benefit pension plan with any former employer in circumstances where Omnicom or any of its Subsidiaries either has, or has inherited, any material obligation (whether contingent or otherwise) to fund, or otherwise meet the cost of, any enhanced early retirement or redundancy pension benefits which are derived from such former employer’s pension plan.

4.12 Employee and Labor Matters.

(a) Neither Omnicom nor any of its Subsidiaries is a party to or bound by any material collective bargaining agreement, agreement with any works council, or other similar labor Contract with any Union; to the

Knowledge of Omnicom, no Union has made a pending demand for recognition or certification as the bargaining unit representative of any employee employed, or individual engaged on an independent contractor basis, by Omnicom or any of its Subsidiaries (collectively, the “Omnicom Business Personnel”); to the Knowledge of Omnicom, there are no representation or certification proceedings or petitions seeking a representation or decertification proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and to the Knowledge of Omnicom, there are no material organizing or decertification activities by or with respect to Omnicom Business Personnel. Neither Omnicom nor any of its Subsidiaries has in the past three (3) years engaged in any unfair labor practice with respect to any Omnicom Business Personnel, and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or threatened in writing against Omnicom or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to any present or former Omnicom Business Personnel which would reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect. There is no labor strike, dispute, lockout, slowdown, stoppage, or other material labor dispute pending or, to the Knowledge of Omnicom, threatened against or affecting Omnicom or any of its Subsidiaries.

(b) Neither Omnicom nor any of its Subsidiaries will incur any notice, consultation or consent obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the consummation of the Transactions, in each case, except as would not, individually or in the aggregate, reasonably be expected to (i) prevent or materially delay consummation of the Merger or other Transactions or (ii) have an Omnicom Material Adverse Effect.

(c) Omnicom and its Subsidiaries are and have since January 1, 2023 been in compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, pay equity, child labor, fair labor standards, collective bargaining, immigration and work authorizations, background checks, employment discrimination, retaliation, harassment, notices, privacy, record retention, whistleblowing, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, termination, family and medical leave and other leaves of absence, sick time, unemployment insurance and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for noncompliance as individually or in the aggregate, has not had and would not reasonably be expected to have, an Omnicom Material Adverse Effect.

(d) To the Knowledge of Omnicom, no Omnicom Business Personnel is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to Omnicom or any of its Subsidiaries or to a former employer of any such employee relating (i) to the right of any such individual to be employed by or provide services for Omnicom or its Subsidiaries or (ii) to the confidentiality or use of trade secrets or other confidential or proprietary information.

(e) Omnicom and its Subsidiaries are not delinquent in payments to any current or former Omnicom Business Personnel for any services or amounts required to be reimbursed or otherwise paid except as does not have and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect.

(f) In the past two (2) years, Omnicom and its Subsidiaries have investigated all material allegations of sexual harassment or discriminatory harassment of which they had or have Knowledge and have taken all reasonable and necessary corrective actions with respect to such allegations. No such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material liability to Omnicom and any of its Subsidiaries (taken as a whole).

(g) In the past two (2) years, neither Omnicom nor its Subsidiaries have implemented any “plant closing” or “mass layoff” (in each case, as defined under the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local Laws).

4.13 Environmental Matters. Except as has not been, and would not reasonably be expected to be, an Omnicom Material Adverse Effect:

(a) Omnicom and each of its Subsidiaries (i) have been since January 1, 2023, and are, in compliance with all, and are not subject to any liability with respect to noncompliance with any, applicable Environmental Laws, (ii) have and hold, or have applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) are in compliance with their respective Environmental Permits.

(b) There are no Environmental Claims pending, or to the Knowledge of Omnicom, threatened against Omnicom or any of its Subsidiaries, and none of Omnicom or any of its Subsidiaries has received any notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location.

(c) There have been no Releases of Hazardous Materials at any properties that are owned, operated, leased or used by Omnicom or any of its Subsidiaries, or to the Knowledge of Omnicom, at properties that were formerly owned, operated, leased or used by Omnicom or any of its Subsidiaries, that are reasonably likely to cause Omnicom or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law.

(d) None of Omnicom or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with Environmental Laws or Environmental Permits, the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, or personal or bodily injury, wrongful death, property damage or natural resource damages in connection with a Release of or exposure to Hazardous Materials, and no Proceeding is pending, or to the Knowledge of Omnicom, is threatened with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

4.14 Real Property.

(a) Omnicom or its Subsidiaries, as the case may be, holds good and marketable fee title to all real property and interest in real property owned in fee by Omnicom or any of its Subsidiaries which are material to Omnicom’s business on a consolidated basis (collectively, the “Omnicom Owned Real Property”), free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, all buildings and other structures, facilities, building systems, fixtures or improvements located on each parcel of Omnicom Owned Real Property are in good working order and repair for the sufficient operation of the business as currently conducted (ordinary wear and tear excepted).

(b) Omnicom or its Subsidiaries, as the case may be, has a good and valid and leasehold or subleasehold interest, as applicable, in all real property leased, subleased or otherwise used or occupied by Omnicom or any of its Subsidiaries which are material to Omnicom’s business on a consolidated basis (collectively, the “Omnicom Leased Real Property”), free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, Omnicom and each of its Subsidiaries and, to the Knowledge of Omnicom, any other party to such lease, is in compliance with all terms and conditions of each lease, sublease, occupancy agreement or other agreement governing any Omnicom Leased Real Property and any amendment, modification, guaranties and side letters relating thereto (collectively, the “Omnicom Real Property Leases”), and neither Omnicom nor any of its Subsidiaries has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure, nor does Omnicom or any of its Subsidiaries have Knowledge of the existence of, any default, or event or circumstance that, with notice or lapse of time, or both, would constitute a default or permit the termination, modification or acceleration of rent under such Omnicom Real Property Lease by the party that is the lessee or lessor of such Omnicom Leased Real Property.

(c) The Omnicom Owned Real Property and Omnicom Leased Real Property are referred to collectively herein as the “Omnicom Real Property.” The Omnicom Real Property constitutes all of the material real property used or necessary for use in connection with the conduct of the business of Omnicom and its Subsidiaries as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect and, in the case of the Omnicom Leased Real Property, to the Knowledge of Omnicom, (i) each parcel of Omnicom Real Property is in compliance with all existing Laws applicable to such Omnicom Real Property, (ii) there are no Proceedings in eminent domain, condemnation or other similar Proceedings that are pending and, to Omnicom’s Knowledge, there are no such Proceedings threatened, affecting any portion of the Omnicom Real Property, (iii) no casualty event has occurred with respect to any Omnicom Real Property that has not been remedied (including in compliance with any applicable Omnicom Real Property Lease) and (iv) and neither Omnicom nor any of its Subsidiaries has received written notice of the existence of any Order or of any pending Proceeding relating to the ownership, lease, use, occupancy or operation by any Person of the Omnicom Real Property. Neither Omnicom nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a right to use or occupy any of the Omnicom Real Property or any material portion thereof, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect. Neither Omnicom nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the Omnicom Real Property or any material portion thereof. Neither Omnicom nor its Subsidiaries is party to any agreement to purchase or sell any real property.

4.15 Tax Matters.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have an Omnicom Material Adverse Effect:

(i) (A) All Tax Returns that are required to be filed by or with respect to Omnicom or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) in accordance with applicable Law, (B) all such Tax Returns are true, complete and accurate, (C) Omnicom and its Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes due and owing by any of them (whether or not shown on any Tax Return), (D) Omnicom and its Subsidiaries have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Omnicom SEC Documents for all Taxes payable by Omnicom and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (E) Omnicom and its Subsidiaries have timely deducted, withheld and collected all amounts required to be deducted, withheld or collected by any of them with respect any amounts paid or owing to, any employee, independent contractor, creditor, stockholder or other third party, and all such deducted, withheld and collected amounts were either timely paid or remitted to the appropriate Governmental Entity or properly set aside in accounts for such purpose and were reported to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, stockholder or other third party, as required under applicable Law.

(ii) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Omnicom or any of its Subsidiaries has been filed or entered into with any Taxing Authority, which the applicable statute of limitations or period of assessment or collection (including any waivers or extensions) has not yet expired. Neither Omnicom nor any of its Subsidiaries has

(A) filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (B) has applied for a ruling from any Taxing Authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a Taxing Authority that is pending or (C) has been issued any private letter rulings, technical advice memoranda or similar written agreement or rulings by any Taxing Authority.

(iii) Neither Omnicom nor any of its Subsidiaries is the subject of any currently ongoing or pending audit or other proceeding with respect to any Taxes or Tax Return nor has any audit or other proceeding with respect to Taxes been threatened or proposed against any of them in writing. No deficiencies for any amount of Taxes have been asserted or assessed in writing against Omnicom or any of its Subsidiaries that have not been paid in full or otherwise completely resolved by any of them or are being contested in good faith for which adequate accruals or reserves for such deficiency have been established, in accordance with GAAP, on the financial statements included in the Omnicom SEC Documents.

(iv) No claim has ever been made in writing by a Taxing Authority in a jurisdiction where Omnicom or any of its Subsidiaries has not filed a Tax Return of a particular type that Omnicom or its applicable Subsidiary, as the case may be, is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction with respect to Taxes that are the subject to such Tax Return, which claim has not been completely resolved.

(v) Neither Omnicom nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement (I) entered into in the ordinary course of business which does not relate primarily to Taxes or (II) solely between or among Omnicom and/or any of its Subsidiaries), (B) is or has been a member of any consolidated, combined, affiliated, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of (I) Subsidiaries of Omnicom or (II) Omnicom and any of its Subsidiaries), and (C) has any liability for Taxes of any Person (other than Omnicom or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or as transferee or successor.

(vi) There are no Liens for Taxes upon any property or assets of Omnicom or any of its Subsidiaries, except for Permitted Liens.

(vii) Neither Omnicom nor any of its Subsidiaries has entered into, or participated in, any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).

(viii) Omnicom has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(ix) Neither Omnicom nor any of its Subsidiaries conducts a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), operates or conducts business through any branch or is otherwise subject to taxation, in each case, in any country other than the country of its formation.

(x) Neither Omnicom nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of (A) any installment sale or other open transaction disposition made prior to the Closing, (B) any adjustment under Section 481(a) of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) or change in method of accounting initiated prior to the Closing, (C) the use of an improper method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date, (D) any

“closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) executed prior to the Closing, (E) any prepaid amount or deferred revenue received or accrued prior to the Closing, (F) having entered into a “gain recognition agreement” within the meaning of Treasury Regulations Section 1.367(a)-8 or (G) pursuant to Section 965 of the Code. Neither Omnicom nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.

(b) Neither Omnicom nor any of its Subsidiaries has constituted, in the two (2) years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger.

(c) Neither Omnicom nor any of its Subsidiaries is aware of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

4.16 Material Contracts.

(a) Section 4.16(a) of the Omnicom Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts (excluding any Omnicom Benefit Plans) to which Omnicom or any of its Subsidiaries is a party or by which Omnicom or any of its Subsidiaries or any of their material assets or businesses are bound (and any amendments thereto) (the “Omnicom Material Contracts”):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract relating to indebtedness for borrowed money, including any supply chain financing arrangements (or guarantee thereof), in excess of $100,000,000, other than Contracts solely among Omnicom and its Subsidiaries;

(iii) any Contract that relates to the purchase, acquisition, sale, transfer or disposition of a business or assets by Omnicom or any of its Subsidiaries pursuant to which Omnicom or any of its Subsidiaries has any continuing “earnout” or other contingent or deferred payment obligations in excess of $200,000,000 in the aggregate, for each such purchase, acquisition, sale, transfer or disposition;

(iv) any Contract that by its terms prevents or materially restricts the payment of dividends or other distributions by Omnicom; and

(v) any Contract for any material joint venture, partnership or similar arrangement, or any Contract involving a sharing of material revenues, profits, losses, costs, or liabilities by Omnicom with any other Person or any of its Subsidiaries (other than Contracts solely among Omnicom and its Subsidiaries).

(b) Omnicom has heretofore made available to IPG true, correct and complete copies of the Omnicom Material Contracts not filed as exhibits to the Omnicom SEC Documents.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, all Omnicom Material Contracts are valid, binding and in full force and effect and are enforceable by Omnicom or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Neither Omnicom nor any of its Subsidiaries has Knowledge of, or has received written notice of, any breach or default under (with or without notice or lapse of time, or both) any Omnicom Material Contract and, to the Knowledge of Omnicom, no other party to any Omnicom Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, neither Omnicom nor any of its Subsidiaries has Knowledge of, or has received written notice of, any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Omnicom Material Contract, or any intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Omnicom Material Contract.

4.17 Intellectual Property.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, (i) Omnicom and its Subsidiaries exclusively own the Omnicom Material Intellectual Property, free and clear of all Liens other than Permitted Liens, (ii) each of Omnicom and its Subsidiaries has the right to use all Intellectual Property that is necessary for or used or held for use in the conduct of the business of Omnicom and its Subsidiaries as presently conducted, and (iii) neither the execution and delivery of this Agreement by Omnicom, nor the performance of this Agreement by Omnicom, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to or require additional consideration for the continued use of, any rights of Omnicom or any of its Subsidiaries in any Intellectual Property.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, (i) neither Omnicom nor any of its Subsidiaries nor the conduct of their businesses as presently conducted, nor the products and services offered by them, is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person, (ii) neither Omnicom nor any of its Subsidiaries has received any charge, complaint, claim, demand, or notice since January 1, 2023 (or earlier, if presently not resolved) alleging that it has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person, (iii) to the Knowledge of Omnicom, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by Omnicom or any of its Subsidiaries, (iv) neither Omnicom nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since January 1, 2023 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation, and (v) there are no Proceedings pending against Omnicom or any of its Subsidiaries challenging the ownership, use, validity, enforceability or scope of any Omnicom Material Intellectual Property.

(c) All trade secrets included in the Omnicom Material Intellectual Property have been maintained in confidence by Omnicom and its Subsidiaries in accordance with protection procedures consistent with those customarily used in the industry to protect rights of like importance against unauthorized disclosure or use. To the Knowledge of Omnicom, there has been no unauthorized access to or use or disclosure of any trade secrets included in the Omnicom Material Intellectual Property. All former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of Omnicom and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception or development of Intellectual Property owned or purported to be owned by Omnicom or any of its Subsidiaries have entered into valid and binding proprietary rights agreements with Omnicom or one of its Subsidiaries or its or their predecessors, assigning ownership of such Intellectual Property to Omnicom or one of its Subsidiaries (or the applicable predecessor), except where the failure to enter into such agreements has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect or where such ownership vests in Omnicom or its applicable Subsidiary or predecessor by operation of Law.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, (i) neither Omnicom nor any of its Subsidiaries has used,

incorporated, embedded or linked any Open Source Software in, with or to any software included in the Omnicom Material Intellectual Property (“Omnicom Proprietary Software”) and (ii) no Omnicom Proprietary Software is derived from any Open Source Software, in each case in a manner that would require, or would condition the use or distribution of such Omnicom Proprietary Software or a portion thereof on (A) the disclosure, licensing, or distribution of any source code for any Omnicom Proprietary Software or any portion thereof, (B) the granting to licensees of the right to reverse engineer or make derivative works or other modifications to such Omnicom Proprietary Software, or (C) licensing or otherwise distributing or making available Omnicom Proprietary Software or any portion thereof for a nominal or otherwise limited fee or charge. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, neither Omnicom nor any of its Subsidiaries has delivered or licensed, or has any duty or obligation (whether present, contingent, or otherwise) to deliver or license, the source code for any Omnicom Proprietary Software to any escrow agent or other Person who is not an employee, consultant, or independent contractor of Omnicom or any of its Subsidiaries who needs such source code to perform his or her job duties and who is bound by a written confidentiality agreement restricting its use or disclosure.

(e) The IT Assets owned, leased or licensed by Omnicom and its Subsidiaries and used by them in the operation of their businesses (the “Omnicom IT Assets”) operate as required by Omnicom and its Subsidiaries to operate the business of Omnicom and its Subsidiaries as presently conducted and have not, since January 1, 2023, malfunctioned or failed, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, Omnicom and its Subsidiaries have implemented and maintain commercially reasonable measures to protect the confidentiality and security of the Omnicom IT Assets and all information stored or contained therein or transmitted thereby against any unauthorized use, access, interruption or corruption. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, (i) Omnicom and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to the Omnicom IT Assets and (ii) to the Knowledge of Omnicom, there has been no unauthorized access to the Omnicom IT Assets since January 1, 2023 that has resulted in any unauthorized use, access modification, misappropriation, deletion, or corruption of any material information or data stored therein or transmitted thereby.

4.18 Data Privacy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, since January 1, 2022, (a) Omnicom and its Subsidiaries, and to the Knowledge of Omnicom, all third parties processing Personal Information on behalf of Omnicom or any Subsidiary (collectively, “Omnicom Data Processors”), have been in compliance with all applicable Laws, public-facing policies and notices, and contractual commitments, in each case, related to privacy, security, or the processing of Personal Information (collectively, “Omnicom Privacy Requirements”), (b) Omnicom and its Subsidiaries have implemented and maintained commercially reasonable organizational, physical, and technical measures designed to protect Personal Information processed by or on behalf of Omnicom or its Subsidiaries against Security Incidents, and which are materially compliant with the Omnicom Privacy Requirements, (c) none of Omnicom, any Subsidiary of Omnicom, or to the Knowledge of Omnicom, any Omnicom Data Processor, has (i) experienced any Security Incident that required or would require notification of any Person pursuant to any Omnicom Privacy Requirement, or (ii) notified or been required to notify any Person of a Security Incident pursuant to any Omnicom Privacy Requirement, and (d) neither Omnicom nor any Subsidiary of Omnicom has been subject to any investigation or enforcement action by any Governmental Entity, or received any notification, inquiry, claim, or complaint from any Person, in each case, that alleges a violation of any Omnicom Privacy Requirement.

4.19 Anti-Corruption and Trade Sanctions. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect:

(a) Omnicom and each of its Subsidiaries (i) are in compliance, and for the past five (5) years have been in compliance, in all material respects with the FCPA and any other applicable Anti-corruption Laws;

(ii) during the past five (5) years have not been investigated, to the Knowledge of Omnicom, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by Omnicom or any of its Subsidiaries of the FCPA or any other Anti-corruption Laws; and (iii) during the past five (5) years have had an operational and effective FCPA and anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to enhance awareness of and compliance by Omnicom and its Subsidiaries with the FCPA and any other applicable Anti-corruption Laws.

(b) To the Knowledge of Omnicom, none of Omnicom or its Subsidiaries has, directly or indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any Person or entity, in any way.

(c) During the past five (5) years, (i) Omnicom and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, in all material respects and (ii) to the Knowledge of Omnicom, there have been no false or fictitious entries made in the books and records of Omnicom or its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and Omnicom and its Subsidiaries have not established or maintained a secret or unrecorded fund.

(d) To the Knowledge of Omnicom, since April 24, 2019, neither Omnicom, its Subsidiaries, nor any of their directors, officers, or employees, or any other Persons acting for or on behalf of the foregoing is or has been a Sanctioned Person.

(e) To the Knowledge of Omnicom, since April 24, 2019, none of Omnicom or its Subsidiaries has had a customer or supplier or other business relationship with, is not a party to any Contract with, or has engaged in any transaction with or involving a Sanctioned Country or Sanctioned Person.

(f) Since April 24, 2019, and except where the failure to be, or to have been, in compliance with such Laws has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Omnicom to enter into, perform its obligations under this Agreement and consummate this Agreement, Omnicom has been in compliance with (i) Sanctions and (ii) Trade Control Laws.

(g) To the Knowledge of Omnicom, there is no current investigation, allegation, request for information, or other inquiry by any Governmental Entity regarding the actual or possible violation of Sanctions or Trade Control Laws by Omnicom.

(h) Omnicom has implemented and maintains policies and procedures reasonably designed to promote compliance with Sanctions and Trade Control Laws, except as has not been, and would not reasonably be expected to be, material to Omnicom and its Subsidiaries, taken as a whole.

4.20 Broker’s Fees. Except for the financial advisors’ fees set forth in Section 4.20 of the Omnicom Disclosure Schedule, neither Omnicom nor any of its Subsidiaries nor any of their respective officers or directors on behalf of Omnicom or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

4.21 Opinion of Financial Advisor. PJT Partners LP, Omnicom’s financial advisor, has delivered to the Omnicom Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to, among other things, the various assumptions made, procedures followed, matters considered and conditions, qualifications and limitations on the review undertaken by PJT Partners LP in connection with such opinion, the Exchange Ratio in the Merger is fair to Omnicom from a financial point of view. Omnicom will make available to IPG a copy of such opinion as soon as practicable following the execution of this Agreement for information purposes only.

4.22 Ownership of IPG Common Stock. Neither Omnicom nor any of its affiliates or associates is, nor at any time during the last three (3) years has Omnicom or any of its affiliates or associates been, an “interested stockholder” of IPG as defined in Section 203 of the DGCL. Omnicom and its Subsidiaries, affiliates and associates do not beneficially own any shares of IPG Common Stock or other securities of IPG or any options, warrants or other rights to acquire IPG Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, IPG.

4.23 Insurance. Except as has not had an would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, (i) Omnicom and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of Omnicom has in good faith determined to be prudent and appropriate in all material respects, (ii) all insurance policies maintained by or on behalf of Omnicom or any of its Subsidiaries are in full force and effect, (iii) all premiums and other payments due on such policies have been paid by Omnicom or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, (iv) neither Omnicom nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such insurance policies and (v) neither Omnicom nor any of its Subsidiaries has received any written notice of cancellation, invalidation or non-renewal of any such policy.

4.24 Related Party Transactions. From January 1, 2023 through the date of this Agreement, there have been no transactions or contracts between Omnicom or any of its Subsidiaries, on the one hand, and any Affiliates (other than Omnicom Subsidiaries) of Omnicom or other Persons, on the other hand, that would be required to be reported by Omnicom pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

4.25 Omnicom Merger Sub. Omnicom Merger Sub was formed solely for purposes of consummating the Merger. Since its date of incorporation, Omnicom Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. The authorized capital stock of Omnicom Merger Sub consists of one thousand (1,000) shares of Omnicom Merger Sub Common Stock, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Omnicom free and clear of any Liens. Omnicom Merger Sub has no assets or liabilities other than those necessary for corporate existence.

4.26 No Other Representations or Warranties. Omnicom hereby acknowledges and agrees that, except for the representations and warranties set forth in Article 3, (a) none of IPG, or any of its stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to IPG or its business or operations, including with respect to any information provided or made available to Omnicom or any of its affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to Omnicom or any of its affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement, the Transactions or otherwise, and (b) to the fullest extent permitted by Law, none of IPG, nor any of its affiliates, stockholders or Representatives, or any other Person, will have or be subject to any liability or indemnification or other obligation of any kind or nature to Omnicom, or any of its affiliates, stockholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to Omnicom or any of its affiliates, stockholders or Representatives, or any other Person, or the use by Omnicom or any of its affiliates, stockholders or Representatives, or any other Person, of any such information provided or made available to any of them by IPG, or any of its affiliates, stockholders or Representatives, or any other Person, and (subject to the express representations and warranties of IPG set forth in Article 3) Omnicom and its Subsidiaries, affiliates, stockholders and Representatives, or any other Person, expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties or other statements or omissions that may have been made by IPG or any Person with respect to IPG other than the representations and warranties set forth in this Agreement.

ARTICLE 5

COVENANTS

5.1 Conduct of Business by IPG and its Subsidiaries Pending the Effective Time. IPG agrees that, between the date of this Agreement and the earlier of the Effective Time or the valid termination of this Agreement in accordance with Article 7, except as set forth in Section 5.1 of the IPG Disclosure Schedule, as required by Law or as otherwise expressly required or contemplated by this Agreement, unless Omnicom shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), IPG shall, and shall cause each of its Subsidiaries to, (i) use its commercially reasonable efforts to conduct its operations in the ordinary course of business consistent with past practice in all material respects and (ii) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Laws in all material respects. Without limiting the foregoing, except as set forth in Section 5.1 of the IPG Disclosure Schedule, as required by applicable Law or as otherwise expressly required by this Agreement, IPG shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent of Omnicom (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the IPG Charter or IPG Bylaws or the organizational documents of any “significant” Subsidiary (as defined in Rule 1-02(w) of Regulation S-X) of IPG (other than ministerial changes or such amendments as may be necessary to effect the Transactions) or adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device, in each case, to the extent that it would apply to the Transactions;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, IPG or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of IPG or any of its Subsidiaries, other than the issuance of IPG Common Stock in connection with the exercise of IPG Stock Options or settlement of IPG RSUs, IPG RSAs or IPG PSUs, in each case, outstanding as of the date hereof (or issued as permitted hereunder) and as required in accordance with their terms, and the issuance of shares of IPG Common Stock pursuant to the IPG ESPP;

(c) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of IPG or any of its Subsidiaries, in each case with value in excess of $50,000,000, except pursuant to existing Contracts, the sale or purchase of goods in the ordinary course of business consistent with past practice and Permitted Liens;

(d) (i) sell, assign, pledge or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse or otherwise dispose of any Intellectual Property material to IPG and its Subsidiaries, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice or (ii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any IPG Material Intellectual Property except in the ordinary course of business consistent with past practice;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than (i) Permitted Dividends in accordance with its existing dividend policy and the terms and conditions of Section 5.17 and (ii) dividends paid in the ordinary course of business by a Subsidiary of IPG) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock or other Equity Interests of IPG or any material Subsidiary of IPG (other than purchases of IPG Common Stock in the open market or pursuant to a Rule 10b5-1 trading plan, up to $325,000,000 in the aggregate per calendar year);

(g) merge or consolidate IPG or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of IPG or any of its Subsidiaries, except with respect to internal reorganizations solely among Subsidiaries of IPG;

(h) acquire (including by merger, consolidation, or acquisition of shares or assets) any interest in any Person or any assets thereof in each case with value in excess of $100,000,000, other than the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice;

(i) other than in accordance with Section 5.16, incur any indebtedness for borrowed money in excess of $100,000,000, except as required by the terms of any such indebtedness as of the date hereof, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money, except, in each case, for corporate guarantees issued in the ordinary course of business, refinancing of IPG’s existing indebtedness for borrowed money, borrowings under IPG’s existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than routine travel and business expense advances made to directors or employees in the ordinary course of business or any wholly owned Subsidiary of IPG) in excess of $10,000,000, individually, and $50,000,000 in the aggregate;

(k) other than in accordance with Section 5.16, terminate, cancel, renew, or request or agree to any material change in or waiver under any IPG Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be an IPG Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(l) except to the extent required by applicable Law or the existing terms of any IPG Benefit Plan: (A) grant or increase the compensation or material benefits payable or to become payable to directors, officers or employees of IPG or its Subsidiaries, other than increases in the ordinary course of business in the annual base salary of any employee with an annual base salary equal to or less than $500,000; (B) grant any rights to severance or termination pay or transaction or retention bonus payments to, or enter into any severance agreement with, any director, officer or employee of IPG or its Subsidiaries; (C) establish, adopt, enter into, materially amend or terminate (x) any collective bargaining agreement or other Contract with any Union or (y) any IPG Benefit Plan or other plan, agreement, trust, fund, policy or arrangement that would be a material IPG Benefit Plan if in effect as of the date hereof (other than any such changes associated with annual renewals of IPG Benefit Plans that are health and welfare plans in the ordinary course of business consistent with past practice); (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding of any compensation or benefit under any IPG Benefit Plan; or (E) hire or engage any director, officer or employee of IPG or its Subsidiaries who is entitled to an annual base salary or fee equal to or in excess of $500,000;

(m) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $10,000,000, except in the ordinary course of business;

(n) make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(o) compromise, settle or agree to settle any Proceeding other than compromises, settlements or agreements that involve only the payment of monetary damages by IPG or its Subsidiaries not in excess of $25,000,000 individually or in the aggregate, in any case without the imposition of equitable relief on, or the admission of a violation of Law by, IPG or any of its Subsidiaries; provided, that any Proceeding described in Section 5.12 shall be compromised, settled or agreed in accordance with Section 5.12;

(p) (i) make, change or revoke any material Tax election, (ii) change or adopt any Tax accounting period or material method of Tax accounting, (iii) amend or refile any material Tax Return, (iv) file any material Tax Return prepared in a manner materially inconsistent with past practice, (v) request any written ruling from any Governmental Entity relating to material Taxes, (vi) settle or compromise any material liability for Taxes or any audit or other proceeding relating to a material amount of Taxes, (vii) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes or (viii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law);

(q) take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment;

(r) take any action set forth on Section 5.1(r) of the IPG Disclosure Schedule; or

(s) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

5.2 Conduct of Business by Omnicom and its Subsidiaries Pending the Effective Time. Omnicom agrees that, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 7, except as set forth in Section 5.2 of the Omnicom Disclosure Schedule, as required by Law or as otherwise expressly required or contemplated by this Agreement, unless IPG shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), Omnicom shall, and shall cause each of its Subsidiaries to, (i) use its commercially reasonable efforts to conduct its operations in the ordinary course of business consistent with past practice in all material respects and (ii) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Laws in all material respects. Without limiting the foregoing, except as set forth in Section 5.2 of the Omnicom Disclosure Schedule, as required by applicable Law or as otherwise expressly required by this Agreement, Omnicom shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent of IPG (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the Omnicom Charter or Omnicom Bylaws or the organizational documents of any “significant” Subsidiary of Omnicom (as defined in Rule 1-02(w) of Regulation S-X) (other than ministerial changes or such amendments as may be necessary to effect the Transactions) or adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device, in each case, to the extent that it would apply to the Transactions;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, Omnicom or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of Omnicom or any of its Subsidiaries, other than the issuance of Omnicom Common Stock in connection with the exercise of Omnicom Stock Options or settlement or distribution of Omnicom PSUs, Omnicom RSUs or Omnicom Deferred Shares, in each case, outstanding as of the date hereof (or issued as permitted hereunder) in accordance with their terms;

(c) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of Omnicom or any of its Subsidiaries, in each case with value in excess of $50,000,000, except pursuant to existing Contracts, the sale or purchase of goods in the ordinary course of business consistent with past practice and Permitted Liens;

(d) (i) sell, assign, pledge or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse or otherwise dispose of any Intellectual Property material to Omnicom and its Subsidiaries, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice or (ii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any Omnicom Material Intellectual Property except in the ordinary course of business consistent with past practice;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than (i) Permitted Dividends in accordance with its existing dividend policy and the terms and conditions of Section 5.17 and (ii) dividends paid in the ordinary course of business by a Subsidiary of Omnicom) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock or other Equity Interests of Omnicom or any material Subsidiary of Omnicom (other than purchases of Omnicom Common Stock in the open market or pursuant to a Rule 10b5-1 trading plan, up to $600,000,000 in the aggregate per calendar year);

(g) merge or consolidate Omnicom or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Omnicom or any of its Subsidiaries, except with respect to internal reorganizations solely among Subsidiaries of Omnicom;

(h) acquire (including by merger, consolidation, or acquisition of shares or assets) any interest in any Person or any assets thereof in each case with value in excess of $100,000,000, other than the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice;

(i) other than in accordance with Section 5.16, incur any indebtedness for borrowed money in excess of $100,000,000, except as required by the terms of any such indebtedness as of the date hereof, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money, except, in each case, for corporate guarantees issued in the ordinary course of business, refinancing of Omnicom’s existing indebtedness for borrowed money, borrowings under Omnicom’s existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than routine travel and business expense advances made to directors or employees in the ordinary course of business or any wholly owned Subsidiary of Omnicom) in excess of $10,000,000 individually and $50,000,000 in the aggregate;

(k) other than in accordance with Section 5.16, terminate, cancel, renew, or request or agree to any material change in or waiver under any Omnicom Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be an Omnicom Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(l) except to the extent required by applicable Law or the existing terms of any Omnicom Benefit Plan: (A) grant or increase the compensation or material benefits payable or to become payable to directors, officers or employees of Omnicom or its Subsidiaries, other than increases in the ordinary course of business in the annual base salary of any employee with an annual base salary equal to or less than $500,000; (B) grant any rights to severance or termination pay or transaction or retention bonus payments to, or enter into any severance agreement with, any director, officer or employee of Omnicom or its Subsidiaries; (C) establish, adopt, enter into, materially amend or terminate (x) any collective bargaining agreement or other Contract with any Union or (y) any Omnicom Benefit Plan or other plan, agreement, trust, fund, policy or arrangement that would be a material Omnicom Benefit Plan if in effect as of the date hereof (other than any such changes associated with annual renewals of Omnicom Benefit Plans that are health and welfare plans in the ordinary course of business consistent with past practice); (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding of any compensation or benefit under any Omnicom Benefit Plan; or (E) hire or engage any director, officer or employee of Omnicom or its Subsidiaries who is entitled to an annual base salary or fee equal to or in excess of $500,000;

(m) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $10,000,000, except in the ordinary course of business;

(n) make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(o) compromise, settle or agree to settle any Proceeding other than compromises, settlements or agreements that involve only the payment of monetary damages by Omnicom or its Subsidiaries not in excess of $25,000,000 individually or in the aggregate, in any case without the imposition of equitable relief on, or the admission of a violation of Law by, Omnicom or any of its Subsidiaries; provided, that any Proceeding described in Section 5.12 shall be compromised, settled or agreed in accordance with Section 5.12;

(p) (i) make, change or revoke any material Tax election, (ii) change or adopt any Tax accounting period or material method of Tax accounting, (iii) amend or refile any material Tax Return, (iv) file any material Tax Return prepared in a manner materially inconsistent with past practice, (v) request any written ruling from any Governmental Entity relating to material Taxes, (vi) settle or compromise any material liability for Taxes or any audit or other proceeding relating to a material amount of Taxes, (vii) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes or (viii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law);

(q) take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment; or

(r) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

5.3 Preparation of the Joint Proxy Statement and Form S-4; Stockholder Meetings.

(a) As promptly as practicable after the execution of this Agreement (and in any event, no later than January 22, 2025), (i) Omnicom and IPG shall jointly prepare and cause to be filed with the SEC, the Joint Proxy Statement to be sent to the stockholders of Omnicom and the stockholders of IPG, as applicable, and

(ii) Omnicom and IPG shall jointly prepare and Omnicom shall file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Omnicom Common Stock to be issued in the Merger. Each of Omnicom and IPG shall use its reasonable best efforts to have the Form S-4 declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and Omnicom shall use reasonable best efforts to keep the Form S-4 effective as long as is necessary to consummate the Merger. Each of Omnicom and IPG shall furnish all information as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, each of Omnicom and IPG shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to its respective stockholders. Omnicom and IPG shall jointly prepare any response to requests or comments from the SEC and each of Omnicom and IPG agrees to permit the other and their respective counsels to participate in all substantive meetings and conferences with the SEC. No filing of, or amendment or supplement to, the Form S-4 will be made by Omnicom, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Omnicom or IPG, in each case without providing the other party with a reasonable opportunity to review and comment thereon and receiving the approval of the other party (e-mail being sufficient) (such approval shall not be unreasonably withheld, conditioned or delayed), provided, however, that in the event of an IPG Adverse Recommendation Change in the case of IPG or an Omnicom Adverse Recommendation Change in the case of Omnicom, in each case, that is expressly permitted to be made pursuant to Section 5.4, such party may communicate the IPG Adverse Recommendation Change or the Omnicom Adverse Recommendation Change, as applicable, and such party’s basis for its lack of a recommendation to its stockholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto without the consent or approval of the other party. If at any time prior to the Effective Time any information relating to Omnicom or IPG, or any of their respective affiliates, directors or officers, should be discovered by Omnicom or IPG which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Omnicom and the stockholders of IPG. Omnicom shall notify IPG promptly of the time when the Form S-4 has become effective, and of the issuance of any stop order or suspension of the qualification of the shares of Omnicom Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. In addition, each party agrees to provide the other party and its legal counsel with copies of any written comments, and shall inform the other party of any oral comments, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Form S-4 or the Joint Proxy Statement promptly after receipt of such comments, and any written or oral responses thereto. Each party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each party shall give due consideration to the additions, deletions or changes suggested thereto by the other party and their respective counsel. Neither party shall submit any such written responses without receiving the approval of the other party (e-mail being sufficient) (such approval shall not be unreasonably withheld, conditioned or delayed).

(b) IPG Stockholders Meeting.

(i) IPG shall, promptly following the date on which the Form S-4 has been filed with the SEC and the parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its stockholders (the “IPG Stockholders Meeting”), in accordance with applicable Law and the IPG Charter and IPG Bylaws, for the purpose of seeking the IPG Stockholder Approval and other ancillary matters with respect thereto. IPG shall not, without the prior written consent of Omnicom (such consent not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the IPG Stockholders Meeting; provided, however, that IPG may postpone or adjourn the IPG Stockholders Meeting (A) if a quorum has not been established, (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the IPG Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by IPG’s stockholders prior to the IPG Stockholders Meeting, (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite IPG Stockholder Approval would not otherwise be obtained, or (D) if required by applicable Law; provided, however, that in each case the IPG Stockholders Meeting shall not be postponed or adjourned for more than ten (10) Business Days in the aggregate from the originally scheduled date of the IPG Stockholders Meeting without the prior written consent of Omnicom. IPG shall, upon the reasonable request of Omnicom, advise Omnicom at least on a daily basis on each of the last seven (7) Business Days prior to the date of the IPG Stockholders Meeting as to the aggregate tally of proxies received by IPG with respect to the IPG Stockholder Approval.

(ii) IPG shall, through the IPG Board, unless the IPG Board has made an IPG Adverse Recommendation Change in compliance with Section 5.4, (A) make the IPG Board Recommendation and include such IPG Board Recommendation in the Joint Proxy Statement, (B) use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the Transactions, including the Merger, and (C) otherwise comply in all material respects with applicable Law with respect to the IPG Stockholders Meeting. Notwithstanding anything in this Agreement to the contrary, but subject to clause (i) and the immediately preceding sentence of this clause (ii), unless this Agreement has been validly terminated in accordance with Section 7.1, the IPG Stockholders Meeting shall be convened and this Agreement shall be submitted to the IPG stockholders at the IPG Stockholders Meeting for the purpose of obtaining the IPG Stockholder Approval and nothing herein shall be deemed to relieve IPG of such obligation.

(iii) Except as expressly permitted in Section 5.4, neither the IPG Board nor any committee thereof shall (A) withhold, withdraw, amend, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Omnicom, the IPG Board Recommendation, (B) fail to include the IPG Board Recommendation in the Joint Proxy Statement, (C) approve, adopt, or recommend, or announce publicly an intent to approve, determine to be advisable, or recommend, any Competing Proposal, or (D) if requested by Omnicom, fail to issue, within ten (10) Business Days after a Competing Proposal is publicly announced (and in no event later than one (1) Business Day prior to the date of the IPG Stockholders Meeting, as it may be postponed or adjourned pursuant to this Agreement), a press release reaffirming the IPG Board Recommendation (the actions specified in the foregoing clauses (A) through (D) being referred to as an “IPG Adverse Recommendation Change”).

(c) Omnicom Stockholders Meeting.

(i) Omnicom shall, promptly following the date on which the Form S-4 has been filed with the SEC and the parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its stockholders (the “Omnicom Stockholders Meeting”), in accordance with applicable Law and the Omnicom Charter and Omnicom Bylaws, for the purpose of seeking the Omnicom Stockholder Approval and other ancillary matters with respect thereto. Omnicom shall not, without the prior written consent of IPG (such consent not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Omnicom Stockholders Meeting; provided, however, that Omnicom may postpone or adjourn the Omnicom Stockholders Meeting (A) if a quorum has not been established, (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Omnicom Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Omnicom’s stockholders prior to the Omnicom Stockholders Meeting, (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Omnicom Stockholder Approval would not otherwise be obtained, or (D) if required by applicable Law; provided, however, that, in each case the Omnicom Stockholders Meeting shall not be postponed or adjourned for more than ten (10) Business Days in the aggregate from the originally scheduled date of the Omnicom Stockholders Meeting without the prior written consent of IPG. Omnicom shall, upon the reasonable request of IPG, advise IPG at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Omnicom Stockholders Meeting as to the aggregate tally of proxies received by Omnicom with respect to the Omnicom Stockholder Approval.

(ii) Omnicom shall, through the Omnicom Board, unless the Omnicom Board has made an Omnicom Adverse Recommendation Change in compliance with Section 5.4, (A) make the Omnicom Board Recommendation and include such Omnicom Board Recommendation in the Joint Proxy Statement, (B) use its reasonable best efforts to solicit from its stockholders proxies in favor of the Omnicom Common Stock Issuance and (C) otherwise comply in all material respects with applicable Law with respect to the Omnicom Stockholders Meeting. Notwithstanding anything in this Agreement to the contrary, but subject to clause (i) and the immediately preceding sentence of this clause (ii), unless this Agreement has been validly terminated in accordance with Section 7.1, the Omnicom Stockholders Meeting shall be convened and this Agreement shall be submitted to the Omnicom stockholders at the Omnicom Stockholders Meeting for the purpose of obtaining the Omnicom Stockholder Approval and nothing herein shall be deemed to relieve Omnicom of such obligation.

(iii) Except as expressly permitted in Section 5.4, neither the Omnicom Board nor any committee thereof shall (A) withhold, withdraw, amend, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to IPG, the Omnicom Board Recommendation, (B) fail to include the Omnicom Board Recommendation in the Joint Proxy Statement, (C) approve, adopt, or recommend, or announce publicly an intent to approve, determine to be advisable, or recommend, any Competing Proposal, or (D) if requested by IPG, fail to issue, within ten (10) Business Days after a Competing Proposal is publicly announced (and in no event later than one (1) Business Day prior to the date of the Omnicom Stockholders Meeting, as it may be postponed or adjourned pursuant to this Agreement), a press release reaffirming the Omnicom Board Recommendation (the actions specified in the foregoing clauses (A) through (D) being referred to as an “Omnicom Adverse Recommendation Change”).

(d) IPG and Omnicom shall use their respective reasonable best efforts to set the record dates for, and to hold the IPG Stockholders Meeting and the Omnicom Stockholders Meeting on the same date and at the same time; provided, that, in furtherance of the foregoing, in the event that either IPG shall have postponed or adjourned the IPG Stockholders Meeting in accordance with Section 5.3(b)(i) or Omnicom shall have postponed or adjourned the Omnicom Stockholders Meeting in accordance with Section 5.3(c)(i), the other party shall be entitled to delay its meeting for the same number of days or otherwise until the same date as such adjourned or postponed meeting.

(e) Omnicom Merger Sub Consent. Promptly following the execution of this Agreement (but no later than 24 hours following the execution of this Agreement), Omnicom shall execute and deliver, in accordance with Section 228 of the DGCL, a written consent adopting this Agreement in its capacity as the sole stockholder of Omnicom Merger Sub and shall deliver a copy of such written consent to IPG.

5.4 No Solicitation of Transactions.

(a) Except as expressly provided in this Section 5.4, each of Omnicom and IPG shall immediately cease, and each shall cause its respective Subsidiaries to, and use reasonable best efforts to cause its Representatives to, immediately cease, any discussions or negotiations with any Person that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and shall immediately request (and in any case within twenty-four (24) hours following the execution of this Agreement) to have returned promptly to Omnicom or IPG, as applicable, any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier of the Effective Time or the date of valid termination of this Agreement in accordance with Article 7, each of Omnicom and IPG shall not, and shall cause its respective Subsidiaries not to, and use reasonable best efforts to cause its respective Representatives not to, directly or indirectly, (i) solicit, initiate, endorse, or knowingly encourage or induce (including by way of furnishing information), or take any other action designed to facilitate, any inquiries regarding the making of any proposal which constitutes, or would reasonably be expected to lead to, any Competing Proposal, or (ii) participate in or engage in any discussions or negotiations with any Person regarding any Competing Proposal (other than informing such Person of the existence of the provisions contained in this Section 5.4); provided, however, that if, prior to obtaining the Omnicom Stockholder Approval (in the case of Omnicom) or the IPG Stockholder Approval (in the case of IPG) and following the receipt of a bona fide written Competing Proposal made after the date hereof that the Omnicom Board or the IPG Board, as applicable, determines in good faith (after consulting with its financial advisor and with its outside legal counsel) is or would reasonably be expected to lead to a Superior Proposal and that did not result from a material breach of this Section 5.4, the Omnicom Board or the IPG Board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, Omnicom or IPG, as applicable, may, in response to such Competing Proposal, and subject to compliance with Section 5.4(c), (A) furnish information with respect to Omnicom or IPG, as applicable, to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement, and (B) engage in discussions or negotiations with such Person regarding such Competing Proposal (so long as such Person has executed an Acceptable Confidentiality Agreement); provided, however, that any such information has previously been made available to Omnicom or IPG, as applicable, or shall be made available to Omnicom or IPG, as applicable, prior to, or substantially concurrently with, the time such information is made available to such Person. Except as expressly permitted by this Section 5.4, each of Omnicom and IPG shall not, and shall cause its respective Subsidiaries not to, and use reasonable best efforts to cause its Representatives not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Article 7, directly or indirectly (1) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal or any offer or proposal that could lead to a Competing Proposal; (2) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; or (3) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the applicable party in respect of or in contemplation of a Competing Proposal (other than to the extent the Omnicom Board or the IPG Board, as applicable, determines in good faith after consultation with its outside legal counsel, that failure to take any of such actions under clause (3) would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law), or (4) propose to do any of the foregoing.

(b) Notwithstanding any other provision of this Agreement, but subject to compliance with this Section 5.4, prior to receipt of the Omnicom Stockholder Approval, the Omnicom Board may, or, prior to receipt of the IPG Stockholder Approval, the IPG Board may, in each case in response to any Competing Proposal that was not a result of a material breach of this Section 5.4, effect an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change, as applicable, if and only if (i) the Omnicom Board or the IPG Board, as applicable, concludes in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal; (ii) the Omnicom Board or the IPG Board, as applicable, provides the other party four (4) Business Days’ prior written notice of its intention to take such action (a “Competing Proposal Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 5.4(c), as well as a copy of such Competing Proposal (it being agreed that neither the delivery of such notice by Omnicom or IPG, as applicable, nor any public announcement thereof that such party determines it is required to make under applicable Law shall constitute an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change, as applicable, unless and until such party shall have failed at or prior to the end of the period referred to in clause (iii) below (and, upon the occurrence of such failure, such notice and such public announcement shall constitute an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change, as applicable) to publicly announce that it (A) is recommending the Transactions and (B) has determined that such other Competing Proposal (taking into account (x) any modifications or adjustments made to the Transactions agreed to by the other party in writing and (y) any modifications or adjustments made to such other Competing Proposal) is not a Superior Proposal and has publicly rejected such Competing Proposal); (iii) during the four (4) Business Days following such written notice (the “Negotiation Period”), if requested by the other party to the extent such other party wishes to negotiate, the Board of Directors effecting the recommendation change and its Representatives have negotiated in good faith with the other party and its Representatives regarding any revisions to the terms of the Transactions proposed by the other party in response to such Competing Proposal; and (iv) at the end of the four (4) Business Day period described in the foregoing clause (iii), the Omnicom Board or the IPG Board, as applicable, concludes in good faith, after consultation with its outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement to which the other party has irrevocably and in writing agreed to make to the terms of the Transactions), that the Competing Proposal continues to be a Superior Proposal and, after consultation with its outside legal counsel, that the failure to make an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change, as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties to the stockholders of Omnicom or the stockholders of IPG, as applicable, under applicable Law. Any material amendment or modification to any Competing Proposal shall require a new Competing Proposal Notice and the Negotiation Period shall be extended by an additional two (2) Business Days from the date of receipt of such new Competing Proposal Notice.

(c) In addition to the obligations of Omnicom and IPG set forth in Section 5.4(a) and Section 5.4(b), Omnicom or IPG shall promptly, and in any event no later than thirty-six (36) hours, after it receives (x) a Competing Proposal, (y) any request for non-public information relating to Omnicom or IPG or its respective Subsidiaries, other than requests unrelated to a Competing Proposal, or (z) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify the other party orally and in writing of any of the foregoing occurrences, the identity of the Person making such request, inquiry or proposal and an unredacted copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of such request, inquiry or Competing Proposal), including any material modifications thereto. Each party shall keep the other party reasonably informed (and in any event, at the other party’s reasonable request) of the status of any request, inquiry or Competing Proposal (including the material terms and conditions thereof and of any material modification thereto), and any material developments, discussions and negotiations, including furnishing unredacted copies of any written material correspondence related to the terms and conditions of the Competing Proposal and draft documentation. Without limiting the foregoing, each party shall promptly (and in any event within thirty-six (36) hours) notify the other party orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Competing Proposal pursuant to this Section 5.4.

(d) Notwithstanding anything in this Section 5.4 to the contrary, at any time prior to obtaining the Omnicom Stockholder Approval or the IPG Stockholder Approval, the Omnicom Board or the IPG Board may make an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change, as applicable, if (i) such Board of Directors determines that an Intervening Event has occurred and (ii) such Board of Directors determines in good faith (after consultation with outside counsel) that the failure to make an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change, as applicable, in response to such Intervening Event would reasonably be expected to be inconsistent with the directors’ fiduciary duties to the stockholders of Omnicom or the stockholders of IPG, as applicable, under applicable Law; provided that (x) the Omnicom Board or the IPG Board has given the other party at least five (5) Business Days’ prior written notice of its intention to take such action and specifying in reasonable detail the circumstances related to such determination and (y) prior to effecting an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change, the applicable party has negotiated in good faith with the other party and its

Representatives during such notice period (to the extent such other party wishes to negotiate) to enable such other party to revise the terms of this Agreement, such that the failure to make an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change, as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties to its stockholders under applicable Law.

(e) Nothing contained in this Agreement shall prohibit the Omnicom Board or the IPG Board from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act regarding a Competing Proposal, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that no such communication or statement that would constitute an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change shall be permitted, made or taken except in accordance with Section 5.4(b).

(f) Any violation of the restrictions contained in this Section 5.4 by any of the Subsidiaries of Omnicom or IPG, or any action taken by any Representatives of Omnicom or IPG or any of their respective Subsidiaries acting at Omnicom’s or IPG’s respective direction or on its respective behalf that would have constituted a breach of this Section 5.4 if such action had been taken by Omnicom or IPG shall, in each case, be deemed to be a breach of this Section 5.4 by Omnicom or IPG (as applicable).

(g) For purposes of this Agreement:

(i) “Competing Proposal” shall mean, other than the Transactions, any bona fide written proposal, offer, written inquiry or indication of interest from a third party relating to (A) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Omnicom or IPG or any of its respective Subsidiaries; (B) the acquisition (whether by merger, consolidation, equity investment, joint venture, lease, or otherwise) by any Person (or group of Persons) of any business or assets of Omnicom or IPG and their respective Subsidiaries that generated fifteen percent (15%) or more of the consolidated revenues, net income or assets of Omnicom or IPG and its respective Subsidiaries, as determined on a book-value or fair-market-value basis in good faith by the Omnicom Board or the IPG Board, as applicable; (C) the purchase or acquisition, in any manner, directly or indirectly, by any Person (or group of Persons) of fifteen percent (15%) or more of the issued and outstanding shares of Omnicom Common Stock or IPG Common Stock or any other Equity Interests in Omnicom or IPG, (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person (or group of Persons) beneficially owning fifteen percent (15%) or more of the shares of Omnicom Common Stock or IPG Common Stock or any other Equity Interests of Omnicom or IPG or any of its respective Subsidiaries, (E) any sale, lease, exchange, transfer, license (other than licenses in the ordinary course of business), acquisition or disposition of fifteen percent (15%) or more of the consolidated assets of Omnicom or IPG or any of their respective Subsidiaries (measured by the fair market value thereof), or (F) any combination of the foregoing.

(ii) “Intervening Event” means any material event, development or change in circumstances that first occurs, arises or becomes known to Omnicom or IPG, as applicable, or its respective Board of Directors after the date of this Agreement that (A) was not known or reasonably foreseeable as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or consequences of which were not known or reasonably foreseeable as of the date of this Agreement), (B) did not arise out of a breach of this Agreement, and (C) does not relate to a Competing Proposal or a Superior Proposal or any inquiry or communications or matters related thereto.

(iii) “Superior Proposal” means a Competing Proposal (except the references therein to “15%” shall be replaced by “50%”) made by a third party which was not solicited by Omnicom or IPG, as applicable, or any of its respective Representatives and did not otherwise result from a material breach of this Section 5.4 and which, in the good faith judgment of the Omnicom Board or the IPG Board, as applicable, and after consultation with its outside financial and legal advisors, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, including the financing terms thereof, the conditionality, the timing and likelihood of consummation of such Competing Proposal and the third party making such Competing Proposal (A) if accepted, is reasonably likely to be consummated in accordance with its terms, (B) if consummated, would result in a transaction that is more favorable to the stockholders of Omnicom or the stockholders of IPG (in each case, in their capacities as such), as applicable, from a financial point of view, than the Merger and the other Transactions contemplated hereby (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by the other party (including pursuant to Section 5.4(b)) and taking into account any applicable Omnicom Termination Fee or IPG Termination Fee) and (C) if a cash transaction (in whole or in part), financing for which is then fully committed or reasonably determined to be available.

5.5 Access to Information; Confidentiality.

(a) Upon reasonable notice, each of Omnicom and IPG shall (and shall cause their respective Subsidiaries and direct their Representatives to) afford to the other party and its Representatives reasonable access during normal business hours upon reasonable advance notice, during the period prior to the Effective Time, to all its properties, books, Contracts and records and its officers, key employees and Representatives and, during such period, each of Omnicom and IPG shall (and shall cause its Subsidiaries and direct its Representatives to) furnish promptly to the other party consistent with its obligations under applicable Law, all other information concerning its business, properties and personnel as the other party may reasonably request, in each case, to the extent required for integration and operational planning purposes or otherwise deemed appropriate by the parties; provided, however, none of Omnicom or IPG or any of their respective Subsidiaries or Representatives shall be required to provide access to or disclose information where such information or access would, in the reasonable judgment of such party, (x) breach any agreement with any third party, (y) constitute a waiver of the attorney-client or other privilege held by such party or (z) otherwise violate any applicable Law. In the event any of the restrictions in clauses (x) through (z) of the foregoing sentence shall apply, each party shall advise the other party of the subject matter of any such information that cannot be disclosed and the parties shall use their reasonable best efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws. Any such information provided pursuant to this Section 5.5 shall be held in confidence to the extent required by, and in accordance with, the provisions of that certain Confidentiality Agreement, dated November 17, 2024, as such agreement may be amended from time to time in accordance with its terms (the “Confidentiality Agreement”), between Omnicom and IPG, which Confidentiality Agreement shall remain in full force and effect.

(b) Each of the parties hereby agree that no investigation by any of the parties or their respective Representatives or information provided, made available or delivered pursuant to this Agreement shall affect the representations, warranties, covenants or agreements of any other party set forth herein.

5.6 Appropriate Action.

(a) IPG, Omnicom and Omnicom Merger Sub shall use their reasonable best efforts to take or cause to be taken all appropriate action, and to do, or cause to be done, all things necessary, proper and advisable to consummate and make effective the Transactions, including using their reasonable best efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Entities and parties to Contracts with IPG, Omnicom or any of their respective Subsidiaries that may be or become necessary for the performance of obligations pursuant to this Agreement and the consummation of the Transactions. The parties shall cooperate and assist one another in good faith (i) in connection with all actions to be taken pursuant to this Section 5.6(a), including the preparation and making of the filings referred to herein and, if requested, amending or furnishing additional information thereunder, and (ii) in seeking, as promptly as reasonably practicable, to obtain all such waivers, permits, consents, approvals, authorizations, qualifications and Orders. Upon the terms and subject to the conditions set forth in this Agreement, each party agrees to make any filings required to be made pursuant to the HSR Act or other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws with respect to the Transactions as promptly as reasonably practicable (and, in the case of the required Notification and Report Forms pursuant to the HSR Act, in any event, no later than January 6, 2025 after the date hereof) and to supply as promptly as reasonably practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested by such Governmental Entities pursuant to the HSR Act or such other applicable antitrust Laws or foreign investment Laws. All such antitrust or foreign investment filings to be made shall be made in substantial compliance with the requirements of the HSR Act and such other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws, as applicable.

(b) In furtherance, and without limiting the generality of the foregoing, the parties shall use their reasonable best efforts to cooperate with and assist each other in good faith to (i) provide or cause to be provided as promptly as reasonably practicable to the other party all reasonably necessary information and reasonable assistance as any Governmental Entity may from time to time require of such party in connection with obtaining the relevant waivers, permits, consents, approvals, authorizations, qualifications, Orders or expiration of waiting periods in relation to such filings or in connection with any other review or investigation of the Transactions by a Governmental Entity pursuant to the HSR Act or other applicable antitrust Laws, foreign investment Laws or foreign subsidies Laws and (ii) provide or cause to be provided as promptly as reasonably practicable all reasonable assistance and cooperation to allow the other party to prepare and submit any such filings or submissions required to be submitted under the HSR Act or other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws, including providing to the other party any information that the other party may from time to time reasonably require for the purpose of any filing with, notification to, application with, or request for further information made by, any Governmental Entity in respect of any such filing. To the extent permitted by applicable Law and not prohibited by any Governmental Entity, each party shall (A) keep the other apprised of the content and status of any communications with, and communications from, any Governmental Entity with respect to the Transactions, including promptly notifying the other party of any communication it receives from any Governmental Entity relating to any review or investigation of the Transactions under the HSR Act or other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws, and (B) provide advance notice of, and permit representatives of the other party to be present and participate at, each meeting or teleconference relating to any review or investigation of the Transactions under the HSR Act or other applicable antitrust Laws, foreign investment Laws or foreign subsidies Laws; provided, further, that each party shall consult with the other party in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Entity in such meetings or teleconferences. To the extent permitted by applicable Law, the parties shall, and shall use their reasonable best efforts to cause their respective Representatives to, provide each other with copies of all correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that materials may be redacted (1) as necessary to comply with any Contract or Laws; and (2) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) Subject to the penultimate sentence of this Section 5.6(c), Omnicom and IPG shall, and shall cause each of their respective Subsidiaries to, use reasonable best efforts to take any and all steps necessary to obtain approval of the consummation of the Transactions by any Governmental Entity, including taking all steps necessary to avoid or eliminate each and every legal impediment under any applicable state, federal, foreign or supranational antitrust, competition, fair trade or similar Law that may be asserted by any Governmental Entity so as to enable the parties to close the Transactions as promptly as reasonably practicable, and in any event prior to the Outside Date to obtain such approvals and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Law in any suit or other action, arbitration, or litigation, which could otherwise have the effect of delaying beyond the Outside Date or preventing the consummation of any of the Transactions. In addition, Omnicom and IPG shall, and shall cause each of their respective Subsidiaries to, use reasonable best efforts to defend through litigation on the merits so as to enable the parties to close the

Transactions as promptly as reasonably practicable (and in any event prior to the Outside Date) any claim asserted in court or an administrative or other tribunal by any antitrust or competition Governmental Entity under applicable antitrust, competition, fair trade or similar Law in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) or other Law that could prevent or delay beyond the Outside Date the Closing from occurring. Notwithstanding the foregoing or any other provision of this Agreement, neither Omnicom nor IPG nor any of their respective Subsidiaries shall be required to (or permitted to without the written consent of the other party) agree to any sale, transfer, license, separate holding, divestiture or other disposition of, or to any prohibition of or any limitation on the acquisition, ownership, operation, effective control or exercise of full rights of ownership, or other modification of rights in respect of, any assets or businesses, or otherwise modify any business practice or contractual relationship, if such action would, individually or in the aggregate, result in a material adverse effect on the financial condition, business, assets or results of operations of any of: (x) Omnicom and its Subsidiaries, taken as a whole, (y) IPG and its Subsidiaries, taken as a whole, or (z) Omnicom, IPG and their respective Subsidiaries, taken as a whole. In the event of any conflict between subsections (a), (b) or (c) of this Section 5.6, the provisions of this Section 5.6(c) shall, with respect to the matters addressed in this Section 5.6(c), supersede the provisions of subsections (a) and (b) of this Section 5.6.

(d) Omnicom and IPG shall not, and each of Omnicom and IPG shall cause their respective Subsidiaries to not, acquire or agree to acquire any other Person or business or any assets or properties of any other Person if such acquisition would reasonably be expected to materially impede, prevent or materially delay the expiration or termination of the waiting period under the HSR Act, receipt of any approval or clearance under any other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws, or the Closing.

5.7 Certain Notices. Subject to applicable Law, each party shall give prompt notice to the other parties if any of the following occur after the date of this Agreement: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions, but, with respect to Persons other than any Governmental Entity, only if the failure to obtain such consent or approval would or would reasonably be expected to materially impair or delay the consummation of the Transactions or be material to the party receiving such notice or communication and its Subsidiaries, taken as a whole; (b) receipt of any notice or other communication from any Governmental Entity or the NYSE (or any other securities market) in connection with the Transactions; or (c) such party becoming aware of the occurrence of an event that would reasonably be expected to prevent or delay beyond the Initial Outside Date the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

5.8 Public Announcements. Each party agrees that no public release or announcement concerning the Transactions shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except to the extent such release or announcement is required by applicable Law or the rules or regulations of any applicable securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance; provided, that each party may make public statements or disclosures with respect to the Transactions that are substantially similar with prior releases, public disclosures or statements made by either party in compliance with this Section 5.8. Notwithstanding the foregoing, the restrictions in this Section 5.8 shall not apply to any public release or announcement (a) made or proposed to be made by Omnicom or IPG, as applicable, in connection with a Competing Proposal, a Superior Proposal, an IPG Adverse Recommendation Change, an Omnicom Adverse Recommendation Change or an Intervening Event or any action taken pursuant thereto, in each case, that does not violate Section 5.4 or (b) in connection with any disputes between the parties regarding this Agreement or the Transactions. Omnicom and IPG agree that the press release announcing the execution and delivery of this Agreement shall be a joint release in the form heretofore agreed by the parties.

5.9 Director and Officer Indemnification.

(a) From and after the Effective Time, Omnicom shall, and shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify, defend and hold harmless, and shall advance expenses as incurred, to the fullest extent permitted under (i) applicable Law, (ii) IPG’s (or its Subsidiaries’) organizational documents in effect as of the date of this Agreement, and (iii) any Contract of IPG in effect as of the date of this Agreement, each person who is now, or has been at any time prior to the Effective Time (A) a director or officer of IPG or its Subsidiaries or (B) serving at the request of IPG as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of a trust, in each case, in which IPG or any of its Subsidiaries owns any Equity Interests, properties or assets (each person in clauses (A) and (B), an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions.

(b) Omnicom agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the Effective Time (including in connection with this Agreement or the Transactions) now existing in favor of an Indemnitee as provided in IPG’s or its respective Subsidiaries’ certificate of incorporation, bylaws or other organizational documents shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, Omnicom shall cause the Surviving Corporation and its Subsidiaries to, and the Surviving Corporation shall and shall cause its Subsidiaries to, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the organizational documents of IPG or such Subsidiary, in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnitee; provided, however, that all rights to exculpation, indemnification and expenses in respect of any Proceeding pending or asserted or any claim within such period shall continue until the final disposition of such Proceeding.

(c) For six (6) years from and after the Effective Time, Omnicom shall maintain for the benefit of the Indemnitees, director’s and officer’s insurance policies that provide coverage for events occurring prior to the Closing Date (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of IPG, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Omnicom shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid by IPG prior to the date of this Agreement (it being understood and agreed that, in the event that the requisite coverage is not available for an annual premium less than or equal to 300% of such last annual premium, Omnicom shall nevertheless be obligated to provide such coverage as may be obtained for 300% of such last annual premium). The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by IPG prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Transactions.

(d) If either Omnicom or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person or consummates any division transaction, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Omnicom or the Surviving Corporation (as applicable) shall assume the obligations set forth in this Section 5.9.

(e) The provisions of this Section 5.9 shall survive the consummation of the Merger for a period of six years and are expressly intended to benefit each of the Indemnitees; provided, however, that in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

5.10 Stock Exchange Listing. Omnicom shall use its reasonable best efforts to cause the shares of Omnicom Common Stock to be issued in connection with the Merger (including shares of Omnicom Common Stock to be reserved upon exercise of Omnicom Stock Options) to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. Prior to the Closing, Omnicom shall submit a listing application with NYSE (the “NYSE Listing Application”) with respect to such shares of Omnicom Common Stock. Omnicom shall use its reasonable best efforts to have the NYSE Listing Application approved (subject to official notice of issuance) as promptly as practicable after such submission (including by responding to comments of NYSE). Each of Omnicom and IPG shall furnish all information as may be reasonably requested by the other party in connection with any such action and the preparation and submission of the NYSE Listing Application. No submission of, or amendment or supplement to, the NYSE Listing Application will be made by any party without providing the other parties with a reasonable opportunity to review and comment thereon. In addition, each party agrees to provide the other party and its legal counsel with copies of any written comments, and shall inform the other party of any oral comments, that such party or its counsel may receive from time to time from NYSE or its staff with respect to the NYSE Listing Application promptly after receipt of such comments, and any written or oral responses thereto. Each party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each party shall give due consideration to the additions, deletions or changes suggested thereto by the other party and their respective counsel.

5.11 Section 16 Matters. Prior to the Effective Time, Omnicom and IPG shall take all such steps as may be required to cause any dispositions of IPG Common Stock (including derivative securities with respect to IPG Common Stock) or acquisitions of Omnicom Common Stock (including derivative securities with respect to Omnicom Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to IPG to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.12 Stockholder Litigation. Each of Omnicom and IPG shall provide the other party the opportunity to participate, at its own cost and expense, in the defense of any litigation brought by stockholders of Omnicom or stockholders of IPG or in the name of Omnicom or IPG against Omnicom or IPG, as applicable, and/or their respective directors relating to the Transactions contemplated by this Agreement, including the Merger; provided, however, that no party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any litigation arising or resulting from the Transactions contemplated by this Agreement, or consent to the same, without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed).

5.13 Tax Matters.

(a) Intended Tax Treatment.

(i) For U.S. federal income Tax purposes, the parties (A) intend that the Merger qualify for the Intended Tax Treatment and (B) hereby adopt this Agreement as a “plan of reorganization” for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) to which Omnicom, Omnicom Merger Sub and IPG are parties under Section 368(b) of the Code.

(ii) Notwithstanding anything herein to the contrary, both prior to and following the Effective Time, IPG, Omnicom and Omnicom Merger Sub shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken, and not knowingly fail to take, any action necessary for the Merger to qualify for the Intended Tax Treatment, including (A) by using reasonable best efforts to refrain from any action that such party knows, or is reasonably expected to know, is reasonably likely to prevent the Merger from qualifying for the

Intended Tax Treatment and (B) by not taking any Tax reporting position inconsistent with the Intended Tax Treatment for U.S. federal (and applicable U.S. state and local and non-U.S.) income Tax purposes, unless otherwise required by a change in applicable Tax Law after the date of this Agreement or a “determination” within the meaning of Section 1313(a) of the Code (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).

(iii) Omnicom, on the one hand, and IPG, on the other hand, shall use reasonable best efforts to promptly notify the other party if, at any time before the Effective Time, it has Knowledge of any facts, agreements, plans or other circumstances that would reasonably be expected to prevent, cause a failure of, or impede the Merger from qualifying for the Intended Tax Treatment.

(b) IPG Tax Opinion. Omnicom, Omnicom Merger Sub and IPG shall each reasonably cooperate with one another and their respective counsel and use reasonable best efforts to cause the delivery of the IPG Tax Opinion. Each of Omnicom and IPG shall execute and deliver to IPG Tax Counsel a Tax representation letter (A) substantially in the form of Exhibit C and Exhibit D attached hereto, (B) dated as of the date of such opinion and (C) signed by an officer of IPG or Omnicom and Omnicom Merger Sub, as applicable. Omnicom and IPG shall provide such other information as reasonably requested by IPG Tax Counsel for purposes of rendering the IPG Tax Opinion. In addition, if requested by Omnicom, IPG, Omnicom and Omnicom Merger Sub shall cooperate and deliver documents comparable to those described in the previous sentences to Omnicom and its tax counsel to enable Omnicom to obtain an opinion consistent with the IPG Tax Opinion.

(c) FIRPTA Certificate. At the Closing, IPG shall deliver to Omnicom a certificate and notice prepared in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2) and 1.1445-2(c)(3) and dated as of the Closing Date, along with written authorization for Omnicom to deliver such certificate and notice to the IRS on behalf of IPG upon the Closing; provided, that the only remedy for any failure to deliver the documentation described in this paragraph shall be to make an appropriate withholding (to the extent required by applicable Law) from consideration deliverable in connection with this Agreement consistent with the terms of Section 2.6.

5.14 Employee Matters.

(a) Omnicom shall, or shall cause a Subsidiary to, provide each employee of IPG and its Subsidiaries immediately prior to the Effective Time who does not provide services pursuant to a collective bargaining agreement and who continues employment with Omnicom or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) following the Effective Time (each, a “Continuing Employee”), subject to continued employment, with: (i) during the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, (x) an annual base salary or hourly wage rate that is not less than the annual base salary or hourly wage rate for which such Continuing Employee was eligible immediately prior to the Effective Time and (y) retirement, health and welfare and other benefits (excluding equity-based compensation, cash-based incentive compensation (such as cash bonuses or commissions), specific performance goals for any cash-based compensation program, defined benefit arrangements, nonqualified deferred compensation, retention, severance or transaction benefits, and retiree health and welfare arrangements (together, the “Excluded Benefits”)) that are, in the aggregate, substantially comparable to either those provided to similarly situated employees of Omnicom and its Subsidiaries or those provided to such Continuing Employee immediately prior to the Closing Date (in each case, excluding the Excluded Benefits) and (ii) upon a termination by Omnicom or its Subsidiaries without cause that occurs during the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, severance benefits that are no less favorable than those set forth on Section 5.14 of the IPG Disclosure Schedule (subject to the timely execution of a release of claims in a form reasonably satisfactory to Omnicom).

(b) Subject to applicable Law, Omnicom will and will cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to use commercially reasonable efforts to give credit under each of their respective employee benefit plans, programs and arrangements (the “Post-Closing Plans”) to Continuing Employees for all service prior to the Effective Time with IPG or its Subsidiaries, as applicable, or any predecessor employer (to the extent that such credit was given by IPG or any of its Subsidiaries, as applicable) for all purposes and to the same extent for which such service was taken into account or recognized by IPG or Omnicom or their respective Subsidiaries, as applicable, but not to the extent crediting such service would result in duplication of benefits and not for purposes of accruals under any defined benefits plans or retiree welfare plans, except to the extent required by applicable Laws.

(c) In addition, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical, vision and/or other health benefits to any Continuing Employee and his or her dependents, Omnicom will use its commercially reasonable efforts to and to cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to use commercially reasonable efforts to, (i) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements were satisfied, waived or were inapplicable under the comparable IPG Benefit Plan, and (ii) credit each Continuing Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents prior to the Effective Time under an IPG Benefit Plan during the calendar year in which the Effective Time occurs for the purpose of determining the extent to which such Continuing Employee has satisfied the deductible, co-payments, or maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such calendar year under any Post-Closing Plan, as if such amounts had been paid in accordance with such plan.

(d) If requested in writing by Omnicom no later than five (5) Business Days prior to the expected Closing Date, IPG shall adopt written resolutions to terminate, effective as of no later than the day immediately before the Closing Date, any IPG Benefit Plan sponsored by IPG or its Subsidiaries that is intended to qualify as a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (an “IPG 401(k) Plan”), and effective immediately prior to the Closing, (i) all participants in any IPG 401(k) Plan shall be fully vested in their account balances and (ii) no Continuing Employee or other Person shall have any right thereafter to contribute any amounts to such IPG 401(k) Plan based upon compensation earned after the Closing. IPG will provide Omnicom with a copy of such proposed resolutions terminating such IPG 401(k) Plan prior to adoption thereof and shall deliver evidence to Omnicom of such approval. Omnicom shall establish or designate a replacement plan intended to qualify as a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (an “Omnicom 401(k) Plan”) for which Continuing Employees shall become eligible to participate immediately after the Closing Date. Omnicom shall use commercially reasonable efforts to cause such Omnicom 401(k) Plan to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from an IPG 401(k) Plan, including a rollover of any associated plan loans, as directed by the Continuing Employees.

(e) IPG and Omnicom shall reasonably cooperate in satisfying all legal or contractual requirements to provide notice to, or carry out any information and/or consultation procedure with, any employee or groups of employees of IPG, Omnicom or any of their respective Subsidiaries, or any Union which is representing any employee of IPG, Omnicom or any of their respective Subsidiaries in connection with the transactions contemplated by this Agreement (the “Labor Consultations”). In connection with the Labor Consultations, IPG and Omnicom shall (i) keep the other fully informed of the status of the Labor Consultations process and shall promptly provide the other with a true and certified copy of any opinion or statement delivered by an applicable labor or trade union, works council, labor organization or other employee representative, (ii) provide the other with a reasonable opportunity to review, prior to distribution, any communications delivered to any Union and consider in good faith the other’s reasonable comments thereon and (iii) use commercially reasonable efforts to, and to cause its affiliates to use commercially reasonable efforts to, complete any of the Labor Consultations expeditiously.

(f) From and after the Effective Time, Omnicom shall cause the Surviving Corporation and its Subsidiaries to continue and honor their respective legally binding obligations under all employment, severance, change in control and other agreements between IPG (or a Subsidiary thereof) and each Continuing Employee, in each case, for the term of such agreement as in effect at the Effective Time and subject to any amendments that may be permitted by the amendment provisions of such agreement. Omnicom and IPG both acknowledge and agree that the consummation of the Merger will result in a “change in control” (or similar term) under each IPG Benefit Plan set forth on Section 3.11(f) of the IPG Disclosure Schedule.

(g) Prior to the Effective Time, each of Omnicom and IPG shall provide to the other party copies of any written, broad-based communications with employees of IPG or its Subsidiaries regarding the impact of the Merger on such employee’s employment, compensation or benefits for IPG’s or Omnicom’s prior approval, as applicable, which shall not be unreasonably withheld, conditioned or delayed; provided, however, that no such prior approval shall be required in the event (i) the other party has previously approved the information contained in such communication or (ii) the information contained in such communication was previously publicly disclosed as long as no such communication creates a legally binding right to any compensation or benefits.

(h) To the extent the short-term incentive cash bonuses for the performance period in which the Effective Time occurs (or the immediately preceding performance period) remain unpaid as of Closing (whether Closing occurs in such performance period in which the Effective Time occurs or thereafter), Omnicom shall pay or cause one of its Affiliates to pay bonuses provided for under IPG’s short-term cash performance bonus programs for the performance period in which the Effective Time occurs (or if applicable, the immediately preceding performance period) to each Continuing Employee, with the amount being determined reasonably, in the ordinary course of business consistent with past practice and based on actual performance either (A) if the Closing occurs on or before December 31, 2025, through the last day of the applicable performance period (but in no event later than December 31, 2025) or (B) if the Closing occurs after December 31, 2025, through the earlier of (x) the last day of the applicable performance period or (y) the last day of the Surviving Corporation’s fiscal year, as such fiscal year may be modified following the Closing, and further subject to and conditioned upon such Continuing Employee’s continued employment and other requirements applicable to such short-term performance bonus program (the “Short-Term Incentives”). The Short-Term Incentives shall be paid by Omnicom or an Affiliate of Omnicom (including the Surviving Corporation) at the time or times that the Short-Term Incentives would normally be paid by IPG, but in all events within sixty (60) days following the end of the applicable period relating to the Short-Term Incentives in accordance with all terms and conditions applicable to such Short-Term Incentives.

(i) Without limiting the generality of Section 8.8, this Section 5.14 shall be binding upon and inure solely to the benefit of the parties to this Agreement, and nothing in this Section 5.14, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.14. Nothing in this Agreement, express or implied, is or shall be construed to (i) establish, amend or modify any IPG Benefit Plan or other employee or director compensation or benefit plan or (ii) prevent Omnicom or its Subsidiaries from amending, modifying, suspending, revoking or terminating any IPG Benefit Plan. The parties to this Agreement acknowledge and agree that the terms set forth in this Section 5.14 shall not create any right in any employee of IPG or its Subsidiaries or any other Person to any continued employment with IPG, Omnicom, the Surviving Corporation or their respective Subsidiaries or any right to compensation or benefits of any nature or kind whatsoever.

5.15 Cooperation as to Integration. Each of Omnicom and IPG will, and will cause each of its respective Representatives to, use its reasonable best efforts, subject to applicable Laws, to cooperate with the other party in connection with planning the integration of the business operations of Omnicom and IPG.

5.16 Financing Matters. Between the date hereof and the Closing Date, each of Omnicom and IPG shall, and shall cause its Subsidiaries to, to cooperate to mutually develop and determine an optimal global financing structure for Omnicom and its Subsidiaries from and after the Closing (assuming consummation of the

Merger), and to use reasonable best efforts to implement any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the Merger and taking into account the expected post-Closing operations and characteristics and terms of the existing indebtedness, regarding each party’s and its Subsidiaries’ credit agreements, indentures or other documents governing or relating to indebtedness of the parties and their Subsidiaries, including arrangements by way of amendments, consents, redemption, payoff, new financing or otherwise with respect to refinancing or retaining a party’s or its Subsidiaries’ credit agreements or senior notes.

5.17 Dividends. From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Article 7, none of IPG or Omnicom shall make, declare or set aside any dividend or other distribution to its stockholders without the prior written consent of Omnicom (in the case of IPG) or IPG (in the case of Omnicom); provided, however, that the written consent of the other party shall not be required for (i) in the case of IPG, subject to the terms of this Section 5.17, the authorization and payment of regular quarterly dividends on IPG Common Stock at a rate not in excess of $0.33 per share, per calendar quarter in accordance with past practice and made solely out of IPG’s cash on hand prior to the Effective Time and (ii) in the case of Omnicom, subject to the terms of this Section 5.17, the authorization and payment of regular quarterly dividends on shares of Omnicom Common Stock at a rate not in excess of $0.70 per share, per calendar quarter in accordance with past practice and made solely out of Omnicom’s cash on hand prior to the Effective Time (any dividend permitted under the preceding clauses (i) and (ii), a “Permitted Dividend”); provided, further, that (A) any Permitted Dividend authorized by a party shall be deemed to relate to the calendar quarter in which the record date for such Permitted Dividend occurs, even if the payment date for such Permitted Dividend occurs in a subsequent calendar quarter; (B) it is agreed that the parties shall take such actions as are necessary to ensure that if either the holders of IPG Common Stock or the holders of Omnicom Common Stock are entitled to receive a dividend for a particular calendar quarter prior to the Closing Date, then the holders of Omnicom Common Stock and the holders of IPG Common Stock, respectively, shall also receive a dividend for such calendar quarter, as necessary to result in the holders of IPG Common Stock and the holders of Omnicom Common Stock receiving dividends covering the same periods prior to the Closing Date; and (C) the parties will cooperate such that, and Omnicom will ensure that, any Permitted Dividend authorized by Omnicom having a record date in the calendar quarter in which the Closing occurs will have the same record date as IPG’s Permitted Dividend for such calendar quarter in order to ensure that the stockholders of IPG and Omnicom are entitled to receive the same number of such dividends between the date hereof and the Effective Time.

5.18 Stock Exchange Delisting and Deregistration. Omnicom and IPG will cooperate and use their respective reasonable best efforts to cause the delisting of shares of IPG Common Stock from the NYSE and the deregistration of such shares under the Exchange Act as promptly as practicable following the Closing in compliance with applicable Law.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party Under This Agreement. The obligations of Omnicom, IPG and Omnicom Merger Sub to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) Stockholder Approvals. The IPG Stockholder Approval and the Omnicom Stockholder Approval shall have been obtained.

(b) NYSE Listing. The shares of Omnicom Common Stock issuable to the stockholders of IPG pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Statutes and Injunctions. No Law or Order shall have been promulgated, entered, enforced, enacted or issued by any Governmental Entity of competent jurisdiction in which IPG and its Subsidiaries (taken as a whole) or Omnicom and its Subsidiaries (taken as a whole) have material assets or material business operations which prohibits, restrains or makes illegal the consummation of the Merger and is in effect (it being understood and agreed that, for clarity, any communication or notification from a Governmental Entity that an investigation of the Transactions under antitrust or foreign investment Laws may be conducted or continue following the expiration of the waiting period under the HSR Act, or similar period under other applicable antitrust, foreign investment or foreign subsidies Law, and the consummation of the Merger shall not constitute such a Law or Order).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order.

(e) HSR Act; Other Regulatory Approvals. (i) Any applicable waiting period, together with any voluntary extensions thereof pursuant to any agreement with any Governmental Entity, under the HSR Act shall have expired or been terminated; and (ii) any other antitrust, competition, foreign investment or similar approvals that are required under Law to have been obtained prior to Closing and are listed on Section 6.1(e) of the IPG Disclosure Schedule shall have been obtained or waived jointly by Omnicom and IPG.

6.2 Conditions to Obligations of Omnicom and Omnicom Merger Sub Under This Agreement. The obligations of Omnicom and Omnicom Merger Sub to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of IPG set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or IPG Material Adverse Effect or other similar qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have an IPG Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 3.1(a) (Corporate Organization), Section 3.3 (Authority; Execution and Delivery; Enforceability) and Section 3.20 (Broker’s Fees) shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or IPG Material Adverse Effect or other similar qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), (ii) the representations and warranties set forth in Section 3.2(a) (IPG Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except for de minimis inaccuracies and (iii) the representation and warranty set forth in clause (b) of Section 3.6 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date.

(b) IPG shall have performed or complied with, as applicable, all of the covenants and agreements required by this Agreement to be performed or complied with by it in all material respects.

(c) No change, event, development, condition, circumstance or effect shall have occurred since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect.

(d) IPG shall have delivered to Omnicom a certificate, dated as of the Closing Date and signed by an executive officer of IPG, certifying to the effect that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been satisfied.

6.3 Conditions to Obligations of IPG Under This Agreement. The obligation of IPG to consummate the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of Omnicom set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or Omnicom Material Adverse Effect or other similar qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Omnicom Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 4.1(a) (Corporate Organization), Section 4.3 (Authority; Execution and Delivery; Enforceability), Section 4.20 (Broker’s Fees) and Section 4.24 (Omnicom Merger Sub) shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or Omnicom Material Adverse Effect or other similar qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), (ii) the representations and warranties set forth in Section 4.2(a) (Omnicom Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except for de minimis inaccuracies, and (iii) the representation and warranty set forth in clause (b) of Section 4.6 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date.

(b) Each of Omnicom and Omnicom Merger Sub shall have performed or complied with, as applicable, all of the covenants and agreements required by this Agreement to be performed or complied with by it in all material respects.

(c) No change, event, development, condition, circumstance or effect shall have occurred since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect.

(d) Omnicom shall have delivered to IPG a certificate, dated as of the Closing Date and signed by an executive officer of Omnicom, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Merger and the other Transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the Omnicom Stockholder Approval or IPG Stockholder Approval have been obtained:

(a) By mutual written consent of Omnicom and IPG;

(b) By either Omnicom or IPG:

(i) if any Law or final and non-appealable Order shall have been promulgated, entered, enforced, enacted or issued by any Governmental Entity of competent jurisdiction in which IPG and its Subsidiaries (taken as a whole) or Omnicom and its Subsidiaries (taken as a whole) have material assets or material business operations (or any other Governmental Entity whose approval is required as a condition to Closing pursuant to Section 6.1(e)) which is in effect and permanently prohibits, restrains, enjoins or makes illegal the consummation of the Merger; provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose material breach of any of its obligations under this Agreement is the primary cause of, or resulted in, the enactment or issuance of any such Law or Order;

(ii) if the Transactions shall not have been consummated by December 8, 2025 (the “Initial Outside Date”); provided, that in the event that at the Initial Outside Date, all of the conditions to Closing set forth in Article 6 other than Section 6.1(b), Section 6.1(c) (solely with respect to Laws or Orders related to the HSR Act or other Laws or Orders relating to any other regulatory approval required to be obtained pursuant to Section 6.1(e)) or Section 6.1(e) have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date), or have been waived by Omnicom and Omnicom Merger Sub or IPG, as applicable, then the Initial Outside Date shall automatically be extended to June 8, 2026 (the “Extended Outside Date” and together with the Initial Outside Date, the “Outside Date”) unless Omnicom and IPG mutually agree in writing to an earlier Extended Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose material breach of any of its obligations under this Agreement is the primary cause of, or resulted in, the failure of the Closing to have occurred prior to the Initial Outside Date or the Extended Outside Date, as the case may be;

(iii) if the IPG Stockholder Approval shall not have been obtained upon a vote taken thereon at the IPG Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

(iv) if the Omnicom Stockholder Approval shall not have been obtained upon a vote taken thereon at the Omnicom Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof.

(c) By IPG:

(i) if Omnicom shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Omnicom prior to the Outside Date or otherwise is not cured by the earlier of (x) forty-five (45) days following written notice to Omnicom by IPG of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 6.3(a) or Section 6.3(b); or

(ii) at any time prior to the receipt of the Omnicom Stockholder Approval, if (x) the Omnicom Board or a committee thereof shall have effected an Omnicom Adverse Recommendation Change or (y) Omnicom shall have committed a Willful and Material Breach of any of its obligations under Section 5.4

(d) By Omnicom:

(i) if IPG shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by IPG prior to the Outside Date or otherwise is not cured by the earlier of (x) forty-five (45) days following written notice to IPG by Omnicom of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 6.2(a) or Section 6.2(b); or

(ii) at any time prior to the receipt of the IPG Stockholder Approval, if (x) the IPG Board or a committee thereof shall have effected an IPG Adverse Recommendation Change or (y) IPG shall have committed a Willful and Material Breach of any of its obligations under Section 5.4.

7.2 Effect of Termination. In the event of the valid termination of this Agreement by either Omnicom or IPG as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other party or parties, specifying the provision hereof pursuant to which such termination is made and the basis therefor described in reasonable detail. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Omnicom, IPG or Omnicom Merger Sub or their respective Subsidiaries, officers, directors or Representatives, except with respect to this Section 7.2, Section 7.3 and Article 8, which provisions shall survive such termination; provided, that nothing herein shall relieve any party for liabilities or damages incurred or suffered (including the loss to the stockholders of IPG or Omnicom, as applicable, of the benefits of the Transaction) as a result of a Willful and Material Breach or fraud by IPG, on the one hand, or Omnicom or Omnicom Merger Sub, on the other hand, of any of their respective representations, warranties, covenants or other agreements set forth in this Agreement. For the avoidance of doubt, (i) only IPG or Omnicom, as applicable (and not their respective stockholders) may bring an action pursuing liability for such damages and (ii) IPG or Omnicom, as applicable, may retain, without distribution to its stockholders, any such damages received. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.

7.3 Expenses; Termination Fees.

(a) Except as otherwise provided in this Section 7.3 and except for (i) the expenses in connection with printing and mailing the Joint Proxy Statement and the Form S-4 required in connection with the actions specified in Section 5.3, (ii) all SEC filing fees relating to the Transactions and (iii) the filing fees in connection with the approvals required under Section 6.1(e) related to the Transactions (each of which fees and expenses shall be borne, in each case, equally by Omnicom and IPG), all fees and expenses incurred by the parties shall be borne solely by the party that has incurred such fees and expenses and all such fees and expenses shall be paid by the applicable responsible party concurrently with the Closing.

(b) If this Agreement is terminated by Omnicom pursuant to Section 7.1(d)(ii) (or pursuant to any other provision of Section 7.1 at a time when Omnicom would have been entitled to terminate this Agreement pursuant to Section 7.1(d)(ii)), then IPG shall pay to Omnicom $439,000,000 (the “IPG Termination Fee”) no later than two (2) Business Days following such termination.

(c) (x) If this Agreement is terminated (A) pursuant to Section 7.1(b)(iii) or pursuant to Section 7.1(d)(i), and (y) in any such case a Competing Proposal shall have been publicly announced (and not withdrawn) after the date of this Agreement and prior to the date of the IPG Stockholders Meeting, in the case of clause (A), or the date of termination, in the case of clause (B), and (z) if within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or IPG enters into a definitive agreement in respect of a Competing Proposal, then IPG shall pay to Omnicom the IPG Termination Fee, less any Expenses previously paid, no later than three (3) Business Days following the consummation of such transaction; provided, that, solely for purposes of this Section 7.3(c), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 5.4(g)(i), except that all references to 15% shall be changed to 50%.

(d) If this Agreement is terminated by IPG pursuant to Section 7.1(c)(ii) (or pursuant to any other provision of Section 7.1 at a time when IPG would have been entitled to terminate this Agreement pursuant to Section 7.1(c)(ii)), then Omnicom shall pay to IPG $676,000,000 (the “Omnicom Termination Fee”) no later than three (3) Business Days following such termination.

(e) (x) If this Agreement is terminated (A) pursuant to Section 7.1(b)(iv) or (B) pursuant to Section 7.1(c)(i), and (y) in any such case a Competing Proposal shall have been publicly announced (and not withdrawn) after the date of this Agreement and prior to the date of the Omnicom Stockholders Meeting, in the case of clause (A), or the date of termination, in the case of clause (B), and (z) if within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Omnicom enters into a definitive agreement in respect of a Competing Proposal, then Omnicom shall pay to IPG the Omnicom Termination Fee, less any Expenses previously paid, no later than three (3) Business Days following the consummation of such transaction; provided, that, solely for purposes of this Section 7.3(e), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 5.4(g)(i), except that all references to 15% shall be changed to 50%.

(f) If either Omnicom or IPG terminates this Agreement pursuant to Section 7.1(b)(iii) and at the time of such termination the Omnicom Stockholders Meeting has been held and the Omnicom Stockholder Approval was obtained, then IPG shall pay or cause to be paid to Omnicom the Expenses of IPG no later than three (3) Business Days after such termination.

(g) If either Omnicom or IPG terminates this Agreement pursuant to Section 7.1(b)(iv) and at the time of such termination the IPG Stockholders Meeting has been held and the IPG Stockholder Approval was obtained, then Omnicom shall pay or cause to be paid to IPG the Expenses of Omnicom no later than three (3) Business Days after such termination.

(h) Any IPG Termination Fee, Omnicom Termination Fee or Expenses due under this Section 7.3 shall be paid by wire transfer of immediately available funds.

(i) The parties each agree that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if a party fails to pay any amounts due under this Section 7.3 and, in order to obtain such payment, IPG or Omnicom, as the case may be, commences a suit that results in a judgment against such party for such amounts, such party shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of the other party (including reasonable legal fees and expenses) in connection with such suit. For the avoidance of doubt, in no event shall IPG be required to pay the IPG Termination Fee, nor shall Omnicom be required to pay the Omnicom Termination Fee, on more than one occasion. Notwithstanding anything to the contrary in this Agreement, in the event that the Omnicom Termination Fee or IPG Termination Fee is payable and actually paid to Omnicom or IPG in accordance with this Section 7.3, payment of such Omnicom Termination Fee or IPG Termination Fee, as applicable, shall be the sole and exclusive remedy of the non-terminating party and its respective affiliates against any other party or such other party’s stockholders, directors, officers, affiliates and other Representatives, for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the Transactions contemplated hereby, except in the case of Willful and Material Breach or fraud. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Omnicom Termination Fee or IPG Termination Fee, expanding the circumstances in which the Omnicom Termination Fee or IPG Termination Fee are to be paid or restricting or modifying the other rights of any party hereunder, in the event of the valid termination of this Agreement under circumstances in which the Omnicom Termination Fee or IPG Termination Fee are payable pursuant to this Section 7.3, it is agreed that each of such amount is liquidated damages, and not a penalty, and the payment thereof in such circumstances is supported by due and sufficient consideration; provided, that no payment of the Omnicom Termination Fee or IPG Termination Fee shall be considered in lieu of, or a replacement or substitution for, damages incurred in the event of Willful and Material Breach or fraud.

7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Omnicom Stockholder Approval or IPG Stockholder Approval has been obtained; provided, that after the Omnicom Stockholder Approval or IPG Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Omnicom or stockholders of IPG, as applicable, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other parties contained herein; provided, that after the Omnicom Stockholder Approval or IPG Stockholder Approval, as applicable, has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Omnicom or stockholders of IPG, as applicable, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE 8

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time (including, for the avoidance of doubt, the covenants and agreements set forth in Section 5.9 and Section 5.13), which shall survive to the extent expressly provided for therein.

8.2 Notices. Any notices or other communications to any party required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person, (b) on the fifth Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) on the date delivered if sent by email (provided the sender does not receive an automatic bounce back of non-delivery), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to IPG, addressed to it at:

The Interpublic Group of Companies, Inc.

909 Third Avenue

New York, New York 10022

Attention:  Executive Vice President and General Counsel

Email:   [***]

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention:  Danielle Scalzo; Laura Acker

Email:   dscalzo@willkie.com; lacker@willkie.com

If to Omnicom or Omnicom Merger Sub, addressed to it at:

Omnicom Group Inc.

280 Park Avenue

New York, New York 10017

Attention:  General Counsel

Email:   [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention:  Bradley C. Faris; Jason Morelli

Email:   Bradley.Faris@lw.com; Jason.Morelli@lw.com

8.3 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Omnicom or IPG, on the one hand, and a counterparty, on the other hand, that contains confidentiality provisions that are no less favorable in the aggregate to such counterparty than those contained in the Confidentiality Agreement with respect to Omnicom or IPG, as applicable; provided that such confidentiality agreement shall not include any provision calling for an exclusive right to negotiate with any party to this Agreement; provided, however, that such confidentiality agreement shall not contain any “standstill” or similar provision that would prohibit making or amending a Competing Proposal to Omnicom or IPG, as applicable.

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) which apply to IPG, Omnicom or their respective Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the FCPA, the U.K. Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“associate” has the meaning set forth in Section 203 of the DGCL.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means any date except Saturday or Sunday on which commercial banks are not required or authorized to close in New York, New York, United States.

“Contract” means any legally binding agreements, arrangements, commitments, contracts, leases (whether for real or personal property), notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, purchase orders, letters of credit, settlement agreements, employment agreements, licenses and other obligations to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written, express or implied, including all amendments or modifications thereto.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or shares or as trustee or executor, by Contract or otherwise.

“Disclosure Schedules” means the Omnicom Disclosure Schedule and the IPG Disclosure Schedule.

“Environmental Claim” means any Proceeding, investigation, order, demand, allegation, accusation or notice (written or oral) by any Person or entity alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to any Environmental Laws, Environmental Permits or the presence, or Release into the environment, of, or exposure to, any Hazardous Materials at any location.

“Environmental Laws” means any and all applicable, federal, state, provincial, local or foreign Laws, statutes, ordinances, regulations, treaties, policies, guidance, rules, judgments, orders, writs, court decisions or rule of common law, stipulations, injunctions, consent decrees, permits, restrictions and licenses, regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons from exposures to Hazardous Materials in the environment.

“Environmental Permits” means any permit, certificate, approval, identification number, license or other authorization required under, or issued pursuant to, an Environmental Law.

“Equity Interest” means any share, capital stock, partnership, member, membership, limited liability company or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any trade or business or Person (whether or not incorporated) that, together with such Person, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” means an amount in cash equal to the aggregate amount of all out-of-pocket fees, costs and other expenses (including legal fees, financial advisory fees, consultant fees, filing fees and travel expenses) that Omnicom or IPG as applicable has directly or indirectly paid or otherwise borne, in connection with this Agreement and the Transactions, up to a maximum of $25,000,000.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Official” means (i) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Entity; (ii) any political party or party official or candidate for political office; (iii) any public international organization or any department or agency thereof; or (iv) any Person or other entity owned in whole or in part, or controlled by any Person described in the foregoing clauses (i), (ii) or (iii) of this definition.

“Governmental Entity” means any transnational, national, federal, state, county, municipal, local or foreign government, or subdivision thereof (including any governmental agency, branch, department, division, official, or entity, and any court or tribunal), any entity exercising or entitled to executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction.

“group” has the meaning ascribed to it in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means any pollutants, chemicals, contaminants or wastes and any other toxic, infectious, carcinogenic, reactive, corrosive, ignitable, flammable or otherwise hazardous substance, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, per- and polyfluoroalkyl substances, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means all domestic and foreign intellectual property rights, including all (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress, logos, corporate names, brand names and other source indicators, and all applications and registrations in connection therewith, (c) domain names and all registrations in connection therewith, (d) copyrights, mask works, and all registrations and applications in connection therewith, (e) intellectual property rights in software and (f) trade secrets and other intellectual property rights in confidential and proprietary information (including ideas, know-how, formulas, compositions, processes and techniques, research and development information, data, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, pricing and cost information, business and marketing plans and proposals and customer and supplier lists and information).

“IPG Disclosure Schedule” means the disclosure schedule delivered by IPG to Omnicom and Omnicom Merger Sub prior to the execution of this Agreement.

“IPG Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of IPG and its Subsidiaries, taken as a whole; provided, however, that Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to an IPG Material Adverse Effect, and shall not otherwise be taken into account in determining whether an IPG Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) and (c) of the below shall be so considered to the extent such Effect disproportionately impacts IPG and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries: (a) changes or proposed changes in Law or other legal or regulatory conditions (or the interpretation or enforcement thereof) or changes or proposed changes in GAAP or other accounting standards (or the interpretation or enforcement thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law (or the enforcement thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby, (b) changes in general economic, business or labor conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which IPG or its Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage, acts of terrorism, government shutdown, lapse in appropriates or funding hiatus (or similar event), or civil unrest), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) actions expressly required of IPG under this Agreement (or expressly permitted in Section 5.1 of the IPG Disclosure Schedule) or taken at the written request of Omnicom (including any action taken in accordance with and subject to the terms of Section 5.6(c)), (e) the negotiation, execution, delivery, announcement, performance, pendency or consummation of this Agreement and the Merger, including (i) the identity of, or the effect of any fact or circumstance relating to, Omnicom, and (ii) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees due to the public announcement of this Agreement and the Merger, (f) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (g) changes in the trading price or trading volume of shares of IPG Common Stock or any downgrade in the ratings of any indebtedness or debt securities of IPG or its Subsidiaries (provided that the underlying cause of such failure may be taken into account in determining whether an IPG Material Adverse Effect has occurred to the extent not otherwise excluded hereunder) and (h) any failure by IPG or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (including any analysts’ estimates or expectations) (provided that the underlying cause of such failure may be taken into account in determining whether an IPG Material Adverse Effect has occurred to the extent not otherwise excluded hereunder).

“IPG Material Intellectual Property” means all Intellectual Property owned by IPG and its Subsidiaries that is material to their businesses.

“IPG Restricted Cash Plan” means the IPG Restricted Cash Plan, as amended and/or restated.

“IPG Stock Plans” means, collectively, the IPG 2019 Performance Incentive Plan, the IPG 2014 Performance Incentive Plan and any predecessor plan, in each case, as amended and/or restated (and excluding the IPG ESPP).

“IPG Tax Counsel” shall mean Willkie Farr & Gallagher LLP or such other nationally recognized Tax counsel reasonably acceptable to IPG and Omnicom.

“IPG Tax Opinion” shall mean a written opinion from IPG Tax Counsel delivered to IPG in connection with the consummation of the Merger pursuant to Section 5.13(b) and filed in connection with the Form S-4 and/or the Joint Proxy Statement, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, IPG Tax Counsel shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations and covenants set forth in the customary Tax representation letters obtained from Omnicom, Omnicom Merger Sub and IPG pursuant to Section 5.13(b).

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment and infrastructure.

“Joint Proxy Statement” means a proxy statement or similar disclosure document or circular relating to the IPG Stockholders Meeting and the Omnicom Stockholders Meeting.

“Knowledge” and “known” means the actual knowledge of the officers of IPG set forth in Section 8.3(a) of IPG Disclosure Schedule or of the officers of Omnicom set forth in Section 8.3(a) of the Omnicom Disclosure Schedule, as the case may be.

“Law” means any federal, state, provincial, municipal, local or foreign law, common law, statute, code, ordinance, rule, regulation, circular, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding of any applicable Governmental Entity.

“Lien” means any lien, mortgage, pledge, conditional or installment sale (or lease in the nature thereof) agreement, encumbrance, defect in title, covenant, condition, restriction, charge, option, right of first refusal, right of first offer, lease, sublease, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset). For the avoidance of doubt, Liens shall not include licenses of Intellectual Property.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any software that is distributed or licensed as open source software, public source software, or freeware, or pursuant to any license identified as an “open source license” by the Open Source Initiative (http://www.opensource.org/licenses), or other license that substantially conforms to the Open Source Definition (http://www.opensource.org/osd).

“Order” means any order, writ, injunction, decree, circular, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered, of, by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Omnicom Disclosure Schedule” means the disclosure schedule delivered by Omnicom to IPG prior to the execution of this Agreement.

“Omnicom Material Adverse Effect” means any change, event, occurrence or development (an “Effect”) that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of Omnicom and its Subsidiaries, taken as a whole; provided, however, that Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to an Omnicom Material Adverse Effect, and shall not otherwise be taken into account in determining whether an Omnicom Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) and (c) of the below shall be so considered to the extent such Effect disproportionately impacts Omnicom and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries: (a) changes or proposed changes in Law or other legal or regulatory conditions (or the interpretation or enforcement thereof) or changes or proposed changes in GAAP or other accounting standards (or the interpretation or enforcement thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law (or the enforcement thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby, (b) changes in general economic, business or labor conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which Omnicom or its Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage, acts of terrorism, government shutdown, lapse in appropriates or funding hiatus (or similar event), or civil unrest), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) actions expressly required of Omnicom (or expressly permitted in Section 5.2 of the Omnicom Disclosure Schedule) under this Agreement or taken at the written request of IPG (including any action taken in accordance with and subject to the terms of Section 5.6(c)), (e) the negotiation, execution, delivery, announcement, performance, pendency or consummation of this Agreement and the Merger, including (i) the identity of, or the effect of any fact or circumstance relating to, IPG, and (ii) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees due to the public announcement of this Agreement and the Merger, (f) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (g) changes in the trading price or trading volume of shares of Omnicom Common Stock or any downgrade in the ratings of any indebtedness or debt securities of Omnicom or its Subsidiaries (provided that the underlying cause of such failure may be taken into account in determining whether an Omnicom Material Adverse Effect has occurred to the extent not otherwise excluded hereunder), and (h) any failure by Omnicom or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (including any analysts’ estimates or expectations) (provided that the underlying cause of such failure may be taken into account in determining whether an Omnicom Material Adverse Effect has occurred to the extent not otherwise excluded hereunder).

“Omnicom Material Intellectual Property” means all Intellectual Property owned by Omnicom and its Subsidiaries that is material to their businesses.

“Omnicom Stock Plan” means the Omnicom 2021 Incentive Award Plan, the Omnicom 2013 Incentive Award Plan, 2007 Incentive Award Plan, the Omnicom Director Compensation and Deferred Stock Program, the

Restricted Stock Deferred Compensation Plan, the Restricted Stock Unit Deferred Compensation Plan and any predecessor plan, in each case, as amended and/or restated.

“Other Covered Party” means any political party or party official, or any candidate for political office.

“party” and “parties” means Omnicom, Omnicom Merger Sub and IPG, collectively or individually as the context may require.

“Permitted Liens” means (i) Liens for current Taxes, or governmental assessments, charges or claims of payment not yet past due, or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate reserves in accordance with GAAP have been established in the latest financial statements of Omnicom included in the Omnicom SEC Documents or IPG included in IPG SEC Documents, as the case may be, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business consistent with past practice for sums not yet due and payable, (iii) matters of record, matters that would be revealed by a current, accurate survey of real property or a physical inspection thereof, Liens and other imperfections of title that do not secure or evidence indebtedness and do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate, (iv) restrictions on transfers under applicable securities Laws, (v) zoning, building codes and other land use Laws regulating the use or occupancy of the applicable real property or the activities conducted thereon, which are imposed by any governmental authority having jurisdiction over such real property, which are not violated in any material respect by the current use or occupancy of such real property or the operation of the business thereon and (vi) with respect to real property, statutory or contractual landlord’s, lessor’s or similar liens, and with respect to any leased real property, Liens encumbering the fee or greater estate.

“Person” means an individual, corporation, limited company, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Personal Information” means any information that relates to an identified or identifiable individual or that constitutes “personal information,” “personal data,” “personally identifiable information,” or any similar term under any applicable Law.

“Proceeding” means any claim, complaint, charge, demand, assessment, litigation, injunction, suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry, administrative proceeding, or, to the Knowledge of the Person in question, investigation (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environmental, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, legal counsel, financial advisors, consultants and other advisors and representatives.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests, the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated filing, declaration, forms, statements or similar documents filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules or attachments thereto and any amendments thereof.

“Taxes” means any and all U.S. federal, state and local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other charges and fees of any kind whatsoever similar to, or in the nature of, a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including any income, franchise, windfall or other profits, gross receipts, occupation, severance, disability, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and license, registration documentation fees, alternative or add-on minimum or estimated taxes.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Willful and Material Breach” means (a) with respect to any material breach of a representation and warranty, that the breaching party had Knowledge of such breach as of the date of this Agreement and (b) with respect to any material breach of a covenant or other agreement, that the breaching party took or failed to take action with Knowledge that the action so taken or omitted to be taken constituted a material breach of such covenant or agreement.

8.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.5 Severability. If any term or other provision (or part thereof) of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions (or part thereof) of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.6 Entire Agreement. This Agreement (together with the Exhibits, the Omnicom Disclosure Schedules, the IPG Disclosure Schedules and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Omnicom Disclosure Schedules, the IPG Disclosure Schedules, schedules and similar documents and instruments delivered pursuant to this Agreement shall not be deemed part of this Agreement for purposes of Section 268(b) of the DGCL, but shall have the effects provided in this Agreement otherwise (including with respect to this Section 8.6).

8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.8 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and assigns, and nothing in this Agreement, express or implied, other than Section 5.9, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.9 Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. The words “made available to Omnicom” or “made available to IPG”, as applicable, and words of similar import refer to documents (i) posted to the data room maintained by Omnicom or IPG or their respective Representatives, as applicable in connection with the Transactions, (ii) delivered in person or electronically to Omnicom and Omnicom Merger Sub or IPG or any of their respective Representatives, as applicable, or (iii) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, at least one (1) Business Day prior to the date of this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. In this Agreement, when determining whether an item is “material” to Omnicom or IPG, the term “material” shall be interpreted to mean, as applicable, “material to the business of Omnicom and its Subsidiaries, taken as a whole” or “material to the business of IPG and its Subsidiaries, taken as a whole.”

8.10 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event such court does not have jurisdiction, Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the Transactions, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such Delaware State or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such Delaware State or Federal court. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10(c).

8.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by portable document format (.PDF) or other electronic transmission shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.12 Specific Performance. The parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required by the parties hereunder to consummate the Transactions), irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, (i) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity, (ii) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (iii) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law. IPG’s or Omnicom’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of this Agreement involving a Willful and Material Breach.

8.13 Disclosure Schedules. The parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of parties, (b) the disclosure by the parties of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgement by any party that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant, (c) if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements contained in any Section of this Agreement reasonably apparent on the face of such disclosure, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedules, (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (e) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement and (f) the Disclosure Schedules and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of the parties except as and to the extent provided in this Agreement.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

OMNICOM GROUP INC.

By:	/s/ John D. Wren
Name:	John D. Wren
Title:	Chairman and Chief Executive Officer

THE INTERPUBLIC GROUP OF COMPANIES, INC.

By:	/s/ Philippe Krakowsky
Name:	Philippe Krakowsky
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXT SUBSIDIARY INC.

By:	/s/ Louis F. Januzzi
Name:	Louis F. Januzzi
Title:	President and Secretary

[Signature Page to Agreement and Plan of Merger]